126

07024711

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Joint Stock Central Telecommunication Co

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 2 7 2007
THOMSON FINANCIAL

FILE NO. 82- 05198 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 6/26/07

RECEIVED
2007 JUN 26 A 2:55
FICE OF INTERNATIONAL CORPORATE FINANCE

ARLS
12-31-06

Joint - Stock
Central Telecommunication Company

Consolidated Financial Statements

For the year ended December 31, 2006
with Independent Auditor's Report

Joint-Stock Central Telecommunication Company
Consolidated Financial Statements

For the Year Ended December 31, 2006

Contents

20.06.2007

PRESS - RELEASE

CenterTelecom Reports 2006 Profit of RUR1.8 Billion

Moscow, 20 June 2007 – OJSC CenterTelecom (RTS: ESMO, ESMOP; MICEX: CTLK, CTLKP; U.S. OTC: CRMUY), the leading provider of fixed-line telecommunications services in the Central Federal District of Russia, has issued its audited results of financial and economic activities for 2006 compiled in accordance with International Financial Reporting Standards (IFRS).

Key Financial Highlights of CenterTelecom, 2006 (RUR million)

	2006	2005	2006/2005
Revenues	29 483	28 671	2.83%
Operating expenses	24 187	26 265	-7.91%
Operating profit	5 296	2 406	120.12%
Profit before taxes and minority interest	2 622	(1 035)	-
EBITDA[1]	10 764	6 422	67.61%
EBITDA margin, %	36.5	22.4	-
Net profit	1 836	(1 435)	-
Net profit profitability, %	*6.23*	-	-
Fixed assets	35 081	34 509	1.66%
Long term liabilities	20 766	11 464	81.14%
Short term liabilities	10 154	19 184	-47.07%
Net cash from ordinary activities	7 287	4 951	47.18%
Net cash used in investment activities	(4 290)	(6 114)	-29.83%
Net cash from financial activities	(2 727)	721	-

Alexander Lutsky, CenterTelecom CFO, said that the company's financial results reflect the management team's efforts aimed at strengthening the company's competitiveness and improvement of CenterTelecom's financial performance. He added: "CenterTelecom's revenues increased 2.83% and expenditures were reduced by 7.91%. EBITDA rose to 36.5%. Moreover we succeeded not only in increasing the share of revenues from non-regulated communications services in the company's revenue structure but also in optimizing CenterTelecom's expenditures. This formed a basis for considerable growth of net profit

[1]EBITDA is calculated as earnings before taxes plus interest payable plus depreciation plus leasing payment minus interest receivable.

which reached RUR1 836 million (in comparison with a RUR1 435 million net loss in 2005). Last year's results formed the basis for successful development of the company."

Income structure (RUR million)

	2006	2005	2006/2005
Local telephone communications	12 509	10 819	15.62%
Long distance telephone communications	-	6 789	-
Inter-zonal telephone communications	3 555	2 115	68.09%
New services (Internet, ISDN, ADSL, IP-telephony)	2 011	1 337	50.41%
Services rendered to Russian telecommunications operators	5 244	2 626	99.70%
Provision of telephone channels	333	248	34.27%
Data transmission and telematic services	517	476	8.61%
Radio and TV broadcasting	724	710	1.97%
Payment for installation and connection	1 050	1 422	-26.16%
Documentary electric communications	46	56	-17.86%
Mobile communications	259	267	- 3.00%
Other telecommunication services[2]	1 293	1 100	17.55%
Other revenues[3]	1 942	706	175.07%
Total	**29 483**	**28 671**	**2.83%**

CenterTelecom's consolidated revenues for 2006 reached RUR29 483 million. This is 2.83% more than in 2005.

Local telephone communications. Revenues for 2006 rose 15.62% to RUR12 509 million (RUR10 819 million in 2005). The increase was based on growth in the customer base for traditional telecommunications services and increased tariffs for local telephone connections in September 2005.

Long distance telephone communications. From 1 January changes in Russian legislation regulating the telecommunications industry came into force. In accordance with the changes the order of settlements between CenterTelecom OJSC and Rostelecom OJSC, the long distance telecommunication operator, has changed. CenterTelecom no longer gains revenues from long distance telecommunications (in 2005 these revenues reached RUR6 789 million). However the company succeeded in increasing revenues from its basic operations. The new scheme of interaction with long distance telecommunications operators provided a 99.7%

[2] Other revenues include revenues received by stations of telephone networks of common use by means of provision of wires and connection lines as well as subscriber radio outlets.
[3] Including revenues from cooperation agreements.

growth of revenues from services rendered to Russian telecommunications operators. These revenues reached RUR5 244 million (RUR2 626 million in 2005).

In addition, in 2006 CenterTelecom concluded cooperation agreements with long distance telecommunications operators which led to the receipt of RUR1 384 million in revenues.

Inter-zonal telephone communications. From 1 July 2006 the "Calling Party Pays" (CPP) principle came into effect in accordance with "Rules of rendering local, inter-zonal, long distance telephone communications services". This led to 68.09% growth of revenues from inter-zonal telecommunications services. These revenues reached RUR3 555 million.

New telecommunications services. Owing to an active marketing policy and implementation of broadband Internet connection access on the basis of ADSL2+ technology under the DOMOLINK brand, the subscriber base of the service rose more than 700% reaching 115,052 subscribers. This dynamic growth of the subscriber base provided a significant increase in revenues from new telecommunications services: from RUR1 377 million in 2005 to RUR2 011 million in 2006 (50.41% increase).

Operating Expenses Structure (RUR million)

	2006	**2005**	**2006/2005**
Wages, salaries, other benefits and payroll taxes	(10 511)	(10 040)	4.69%
Depreciation and amortization	(5 516)	(4 874)	13.17%
Materials, repairs and maintenance, utilities	(2 751)	(2 720)	1.14%
Taxes other than income tax	(728)	(830)	-12.29%
Expenditures connected to payments for communications operators' services	(1 828)	(3 980)	-54.07%
Provision for impairment of receivables (bad debt expense (profit)	972	(305)	-
Other operating expenses (net)	(3 825)	(3 516)	8.79%
Total	**24 187**	**26 265**	**-7.91%**

In 2006 CenterTelecom operating expenses decreased 7.91% in comparison with 2005 reaching RUR24 187 million.

The rise in expenses related to wages, salaries, other benefits and payroll taxes is connected with fulfillment of a program of personnel optimization and compensation payments.

The increase in depreciation and amortization payments is connected with new telecommunications equipment coming into operation.

The 54.07% decrease in expenses related to payments for communications operators' services (RUR1 828 million in 2006) is determined mostly by the legislated change in the formula for interaction with long distance telecommunication operators.

Provision for impairment of receivables in the sum of RUR972 million is supplied by partial payment by the Russian Ministry of Finance of the Federal budgetary debt for telecommunications services rendered by CenterTelecom to individuals served on a preferential basis during 2001-2004.

CenterTelecom's active debt dynamics in 2006 (RUR million)

	2006	2005	2006/2005
Loans	20 016	21 633	-7.47%
Financial leasing	2 533	2 235	13.33%
Total active debt	22 549	23 868	-5.53%
Monetary assets and their equivalents	1 245	974	27.82%
Net active debt	21 304	22 894	-6.95%
Net active debt/EBITDA	1.98	3.56	-
Net active debt/revenue, %	72.26%	79.85%	-

In 2006 the company approved a financial strategy aimed at a reduction in and restructuring of CenterTelecom's debt. In line with this strategy the company issued 05 series bonds for RUR3 000 million, bills for RUR4 001 million and received a US$115-million loan from Deutsche Bank. The funds were spent for the payment of short term debts and replacement of short term liabilities. Moreover the company reduced by 5.53% it total active debt (by RUR1 319 million).

In 2007 it is planned to continue the approved financial strategy. Most new funds in 2007 will be through long-term borrowings. Considering the reduction of previous debt the company expects to keep decreasing its debt load and to improve the structure of its debt portfolio in 2007.

The full version of CenterTelecom's consolidated financial statements for 2006 according to IFRS is available on the Company's corporate website at www.centertelecom.ru.

The company's financial results are audited by the independent auditing firm Ernst & Young LLC.

***

Some statements in this news release are "forward-looking statements" and can be influenced by risks, uncertainty factors and other factors, and as a result of this influence actual results may appreciably differ from the results mentioned in the news release.

The Company bears no obligation to disclose publicly any update related to the news release either to reflect the events or circumstances, which will take place after the date of this news release, or to point out unforeseen events, except for cases when such disclosure shall be demanded pursuant to the US Federal laws on securities.

For further details please contact:
Yana Lavrentyeva
Head of PR and IR Department
+7 495 793 2486
pr@centertelecom.ru

***

OJSC CenterTelecom is the largest fixed-line telecommunication company operating in Russia's Central Federal District, where more than 20% of the Russian population live. The Company provides citizens with the full range of telecommunication services, including local and intra-area telephone communications services, high speed Internet access via xDSL technology, data transmission, wireline and on-air radio broadcasting, cable TV broadcasting and also provides connection services and traffic processing services to other communication operators. The Quality Management System of OJSC CenterTelecom has been certified as complying with the requirements of the State Standard GOST R ISO 9001-2001 (International Standard ISO 9001:2000). The Company actively develops broadband multiservice backbone networks and customer access networks on the basis of cutting-edge telecommunications technologies.

Ernst & Young

Ernst & Young LLC
Sadovnicheskaya Nab., 77, bld. 1
Moscow, 115035, Russia
Tel.: 7 (495) 705-9700
7 (495) 755-9700
Fax: 7 (495) 755-9701
www.ey.com/russia

ООО «Эрнст энд Янг»
Россия, 115035, Москва
Садовническая наб., 77, стр. 1
Тел.: 7 (495) 705-9700
7 (495) 755-9700
Факс: 7 (495) 755-9701
ОКПО: 59002827

Independent Auditors' Report

To the Shareholders and Board of Directors of Joint-Stock Central Telecommunication Company

We have audited the accompanying consolidated financial statements of Joint-Stock Central Telecommunication Company and its subsidiaries ("the Group"), which comprise the consolidated balance sheet as at December 31, 2006, and the consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. Except for the matter described in the Basis for Qualified Opinion paragraph, we conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Qualified Opinion

As described in Note 2 "Basis of Presentation of the Financial Statements", the Group transitioned to International Financial Reporting Standards (IFRS) at January 1, 2003 and applied an exemption in IFRS 1, "First-time Adoption of International Financial Reporting Standards", which permits an entity to measure property, plant and equipment at the date of transition to IFRS at fair value and use that fair value as deemed cost. However, we were not able to satisfy ourselves as to whether the carrying amounts of property, plant and equipment as at January 1, 2003 were representative of fair value. Accordingly, we were unable to determine whether the carrying value of property, plant and equipment as of December 31, 2006 and 2005 complies with the requirements of IFRS. Further, we were unable to satisfy ourselves as to the related (i) depreciation expense for the years then ended and (ii) the deferred tax balances as at December 31, 2006 and 2005 and deferred tax expense for the years then ended.

Qualified Opinion

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to satisfy ourselves as to the matter described in the Basis for Qualified Opinion paragraph, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as at December 31, 2006, its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Ernst & Young LLC

June 13, 2007

Consolidated Balance Sheet at December 31, 2006

(in thousands of Roubles)

	Notes	2006	2005 as restated
ASSETS			
Non-current assets			
Property, plant and equipment, net	6	29,598,913	30,220,159
Intangible assets and goodwill, net	7	3,493,826	3,044,407
Investments in associates, net	9	51,528	46,359
Long–term investments	10	1,118,391	25,784
Long-term accounts receivable and other assets	11	150,175	221,383
Long-term advances given, net	12	445,197	951,182
Deferred income tax asset	31	222,939	–
Total non-current assets		35,080,969	34,509,274
Current assets			
Inventories, net	13	458,648	513,203
Trade and other receivables, net	14	2,454,776	1,860,794
Prepaid income tax	15	439,445	82,877
Short-term investments	10	871,970	9,580
Other current assets, net	16	875,383	1,544,765
Cash and cash equivalents	17	1,245,219	974,361
Total current assets		6,345,441	4,985,580
Total assets		41,426,410	39,494,854
EQUITY AND LIABILITIES			
Equity attributable to equity holders of the parent			
Share capital	19	6,900,165	6,900,165
Treasury shares	19	(720)	(720)
Retained earnings		3,599,983	1,941,033
Total equity attributable to equity holders of the parent		10,499,428	8,840,478
Minority interest		6,395	5,561
Total equity		10,505,823	8,846,039
Non-current liabilities			
Long-term borrowings	20	15,991,843	6,824,529
Long–term finance lease obligations	21	1,395,583	1,515,887
Pension liabilities	24	2,526,839	2,142,207
Long–term income tax payable		1,628	10,604
Long–term other taxes payable	23	2,038	14,589
Deferred revenue		771,755	833,478
Deferred income tax liability	31	–	37,388
Long-term provision	25	21,885	46,892
Other non-current liabilities		54,640	38,880
Total non-current liabilities		20,766,211	11,464,454
Current liabilities			
Accounts payable, accrued expenses and advances received	22	4,056,071	2,212,127
Payables to OJSC "Rostelecom"	35	453,931	190,533
Income tax payable		5,404	42,739
Other taxes payable	23	388,451	1,099,338
Dividends payable		10,459	8,273
Short-term borrowings	20	774,703	2,264,710
Current portion of long–term borrowings	20	3,249,054	12,543,797
Current portion of long–term finance lease obligations	21	1,136,973	718,676
Short-term provisions	25	79,330	104,168
Total current liabilities		10,154,376	19,184,361
Total liabilities		30,920,587	30,648,815
Total equity and liabilities		41,426,410	39,494,854

General Director ________ *Martirosyan V. A.* *Chief Accountant* ________ *Kartashov A. D.*

The accompanying notes form an integral part of these consolidated financial statements

Joint-Stock Central Telecommunication Company

Consolidated Income Statement

For the Year Ended December 31, 2006

(in thousands of Roubles)

	Notes	2006	2005 as restated
Revenue	26	29,483,451	28,671,183
Wages, salaries, other benefits and payroll taxes		(10,511,175)	(10,040,330)
Depreciation and amortization	6, 7	(5,515,758)	(4,873,745)
Materials, repairs and maintenance, utilities		(2,751,287)	(2,719,610)
Taxes other than income tax		(727,700)	(829,951)
Interconnection charges		(1,827,979)	(3,979,764)
Recovery of (provision for) impairment of receivables	14	972,082	(304,768)
Loss on disposal of property, plant and equipment		(81,924)	(59,844)
Other operating expenses	27	(3,744,023)	(3,457,431)
Operating profit		5,295,687	2,405,740
Share of result of associates		22,511	12,657
Interest expense, net	28	(2,626,329)	(2,583,310)
Other loss, net	30	(128,500)	(956,896)
Gain on subsidiaries, associates and other investments, net	29	10,430	8,872
Foreign exchange gain, net		48,241	78,354
Profit/(loss) before income tax		2,622,040	(1,034,583)
Income tax expense	31	(786,415)	(400,876)
Profit/(loss) for the year		1,835,625	(1,435,459)
Attributable to:			
Equity holders of the parent		1,832,188	(1,432,833)
Minority interests		3,437	(2,626)
Earnings/(loss) per share (in Russian roubles) - basic and diluted, for profit/(loss) for the year attributable to equity holders of the parent	32	0.871	(0.681)

General Director _______ *Martirosyan V. A.* *Chief Accountant* _______ *Kartashov A. D.*

The accompanying notes form an integral part of these consolidated financial statements

Consolidated Cash Flow Statement

For the Year Ended December 31, 2006

(in thousands of Roubles)

	Notes	2006	2005 as restated
Cash flows from operating activities:			
Profit/(loss) before income tax		2,622,040	(1,034,583)
Adjustments for:			
Depreciation of property, plant and equipment	6	5,407,942	4,784,518
Amortization of intangible assets	7	107,816	89,227
Provision for (recovery of) impairment of receivables	14	(972,082)	304,768
Loss on disposal of property, plant and equipment		81,924	59,844
Foreign exchange gain, net		(48,241)	(78,354)
Interest expense, net	28	2,626,329	2,583,310
Share of result of associates		(22,511)	(12,657)
Other loss, net	30	55,130	956,896
Gain on subsidiaries, associates and other investments	29	(10,430)	(8,872)
Inventories and other current assets provisions		17,334	62,175
Movement in pension obligations	24	384,632	124,141
Provisions accruals (recovery)	25	(24,044)	78,366
Operating cash flows before working capital changes		10,225,839	7,908,779
Decrease / (increase) in trade and other receivables, net		378,100	(71,433)
Decrease in inventories, net		55,126	66,593
Decrease in other current assets, net		710,321	519,725
Increase in accounts payable, accrued expenses and advances received		838,277	281,832
Increase / (decrease) in payables to OJSC "Rostelecom"		263,398	(1,010)
Increase / (decrease) in taxes payable		(725,066)	52,940
Increase in other long-term liabilities		15,760	13,703
Cash generated from operations		11,761,755	8,771,129
Income tax paid		(1,618,437)	(804,770)
Interest paid		(2,856,101)	(3,015,619)
Net cash from operating activities		7,287,217	4,950,740
Cash flows from investing activities:			
Purchase of property, plant and equipment		(1,895,303)	(4,978,042)
Proceeds from the sale of property, plant and equipment		231,842	70,690
Purchase of intangible assets		(84,134)	(126,451)
Purchase of Oracle EBS and installation services		(151,474)	(164,888)
Purchase of Amdocs Billing Suite and installation services		(509,475)	(860,391)
Acquisition of subsidiary, net of cash acquired		-	(141,378)
Purchase of available-for-sale investments		(2,076,518)	74,938
Proceeds from sale of available-for-sale investments		145,447	8,605
Interest received		47,670	2,480
Dividends received		2,257	214
Net cash used in investing activities		(4,289,688)	(6,114,223)
Cash flows from financing activities:			
Proceeds from borrowings		3,934,021	6,657,958
Repayment of borrowings		(8,669,914)	(6,582,845)
Proceeds from the issue of bonds		2,975,770	-
Repayment of bonds		(2,002,166)	(608,633)
Proceeds from the issue of promissory notes		4,604,477	3,636,244
Repayment of promissory notes		(2,057,555)	(1,247,407)
Finance lease obligation repayment		(1,287,702)	(752,430)
Vendor financing repayment		(66,854)	(234,547)
Purchase of treasury shares		-	(720)
Dividends paid to equity holders of parent		(154,326)	(146,168)
Dividends paid to minority shareholders		(2,422)	(822)
Net cash from/(used in) financing activities		(2,726,671)	720,630
Net increase/(decrease) in cash and cash equivalents		270,858	(442,853)
Cash and cash equivalents at the beginning of the year		974,361	1,417,214
Cash and cash equivalents at the end of the year		1,245,219	974,361

General Director ______ *Martirosyan S. V.* *Chief Accountant* ______ *Kartashov A. D.*

The accompanying notes form an integral part of these consolidated financial statements

Joint-Stock Central Telecommunication Company

Consolidated Statement of Changes in Equity

For the Year Ended December 31, 2006

(in thousands of Roubles)

	Notes	Attributable to equity holders of the parent: Preference shares	Ordinary shares	Treasury shares	Retained earnings	Unrealized gain/(loss) on available-for-sale investments	Total before minority interest	Minority interest	Total equity
Balance at December 31, 2004 (as previously reported)		304,840	914,526	–	10,854,657	4,517	12,078,540	23,974	12,102,514
Effect of correction of errors	2	–	–	–	(1,660,793)	–	(1,660,793)	(5,536)	(1,666,329)
Balance at December 31, 2004 (restated)		304,840	914,526	–	9,193,864	4,517	10,417,747	18,438	10,436,185
Realized gain on available–for–sale investments						(4,517)	(4,517)		(4,517)
Acquisition of minority interests in existing subsidiaries				–	–		–	(9,429)	(9,429)
Loss for the year				–	(1,432,833)		(1,432,833)	(2,626)	(1,435,459)
Purchase of treasury shares	19			(720)	–		(720)		(720)
Dividends to equity holders of the parent				–	(139,199)		(139,199)		(139,199)
Dividends of subsidiaries to minority shareholders		–	–	–	–	–	–	(822)	(822)
Share capital increase		1,420,180	4,260,619	–	(5,680,799)	–	–	–	–
Balance at December 31, 2005 (restated)		**1,725,020**	**5,175,145**	**(720)**	**1,941,033**	–	**8,840,478**	**5,561**	**8,846,039**
Profit for the year		–	–	–	1,832,188	–	1,832,188	3,437	1,835,625
Dividends to equity holders of the parent	33	–	–	–	(173,238)	–	(173,238)	–	(173,238)
Dividends of subsidiaries to minority shareholders		–	–	–	–	–	–	(2,603)	(2,603)
Balance at December 31, 2006		**1,725,020**	**5,175,145**	**(720)**	**3,599,983**	–	**10,499,428**	**6,395**	**10,505,823**

General Director ________ *Martirosyan V. A.* *Chief Accountant* ________ *Kartashov A. D.*

The accompanying notes form an integral part of these consolidated financial statements

(in thousands of roubles)

1. Corporate Information

Authorization of Accounts

The consolidated financial statements of Joint-Stock Central Telecommunication Company (hereinafter JSC "CenterTelecom", "the Company") and its subsidiaries (hereinafter "the Group") for the year ended December 31, 2006 were authorized for issue by the General Director and the Chief Accountant of the Company on June 9, 2007.

The Company

The parent company, OJSC "CenterTelecom" was incorporated as an open joint stock company in the Russian Federation. As of December 31, 2006 open joint-stock company "Svyazinvest", a holding company controlled by the Russian Government, owned 50.69% of the Company's ordinary voting stock.

Principal subsidiaries are disclosed in Note 8. All subsidiaries are incorporated under the laws of the Russian Federation, unless otherwise stated.

The registered office of the Company is Russia, Moscow region, city of Khimki, Proletarskaya st., 23.

The principal activities of the Company are described in Note 26.

Liquidity and Financial Resources

As of December 31, 2006 current liabilities exceed current assets by 3,808,935 (as of December 31, 2005 – 14,198,781). Profit (loss) before income tax for the years 2006 and 2005 were 2,622,040 and (1,034,583), respectively. Liquidity ratio as of December 31, 2006 was 0,62 (2005: 0,26).

In prior periods the Company significantly enhanced its telecommunication network and acquired telecommunication equipment. Financing primarily came in the form of short-term bank loans, bonds, mid-term vendor financing and finance leases.

In 2006 the Company has developed and approved its financial strategy aimed at the restructuring of debt. As a part of this strategy implementation, the Company has issued bonds (series 05) in the amount of 3,000,000, promissory notes in the amount of 4,000,733 and obtained a 115,000 thousand USD loan from Deutsche Bank which were used to repay short-term debt and to replace current debt with the long-term one. Additionally, as of December 31, 2006 the Company classified 5,622,000 of bonds as long-term liabilities due to the fact that bondholders' did not exercise their early redemption rights in 2006 (Note 20).

1. Corporate Information (continued)

Liquidity and Financial Resources (continued)

Through 2007 the Company anticipates funding from a) cash generated from operations; b) lease agreements; c) financing from domestic and international lending institutions.

In 2007 the Company plans further improvement of liquidity by means of the following:

1. Long-term borrowings will constitute the major part of borrowings obtained in 2007. Together with the decrease in the total amount of outstanding borrowings, further improvement of borrowings structure is expected (loans, leasing, vendor financing) and further decrease in current liabilities is planned.

2. In the second quarter of 2007 the Company has signed a loan agreement with AKB Sberbank on long-term revolving credit line in the amount of 3 bln roubles. Availability of this credit line also allows the Company to improve its liquidity (Note 37).

2. Basis of Presentation of the Financial Statements

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS").

Presentation of Financial Statements

The consolidated financial statements of the Company are prepared based on standalone financial statements of the parent and its subsidiaries and associates prepared under unified accounting policy.

The measurement and presentation currency of the Company is the Russian Rouble, which is the national currency of the Russian Federation.

The consolidated financial statements of the Company are presented in thousands of Russian Roubles, except when otherwise indicated.

Basis of Accounting

These financial statements are prepared based on the statutory financial statements of the Company and its subsidiaries in accordance with the Regulations on Accounting and Reporting of the Russian Federation, with adjustments and reclassifications recorded for the purpose of fair presentation of ending balances, results of operations and cash flows in accordance with IFRS.

The consolidated financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

2. Basis of Presentation of the Financial Statements (continued)

Basis of Accounting (continued)

The Company transitioned to IFRS as of January 1, 2003 using the provisions of IFRS 1, "First-time Adoption of International Financial Reporting Standards", which is effective for periods starting on or after January 1, 2004.

The Company has applied an exemption permitted by IFRS 1 which allows an entity to measure property, plant, and equipment at the date of transition to IFRS at fair value and use that fair value as deemed cost. The Company has also applied the exemption permitted by IFRS 1 which allows an entity to recognize all cumulative actuarial gains and losses on employees defined benefit plans at the date of transition even if the corridor approach is used for latter actuarial gains and losses.

Management estimates that the carrying values of all of the Company's property, plant and equipment are broadly comparable to their fair values. However, management engaged an independent appraiser to support these fair values and as a result, the reported carrying amount of property, plant and equipment may be adjusted.

The Russian economy was considered hyperinflationary until prior to January 1, 2003. As such, the Company applied IAS 29 "Financial Reporting in Hyperinflationary Economies" by restating non-monetary items, including components of equity (except for the property, plant and equipment as discussed above) to the measuring units current at January 1, 2003 by applying the relevant inflation indices to the historical cost. These restated values were used as a basis for accounting in subsequent periods.

Changes in Accounting Policies

The accounting policies adopted are consistent with those of the previous financial year except that the Company has adopted those new/revised standards and interpretations mandatory for financial years beginning on or after January 1, 2006.

The changes in accounting policies result from adoption of the following new or amended standards and interpretations:

- IFRS 6 "Exploration for and Evaluation of Mineral Resources";
- IAS 19 (amended 2005) "Employee benefits";
- IAS 21 (amended 2005) "The Effects of Changes in Foreign Exchange Rates";
- IAS 39 (amended 2005) "Financial Instruments: Recognition and Measurement"
- IFRIC 4 "Determining whether an Arrangement contains a Lease";
- IFRIC 5 "Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds".

The principal effects of these changes in policies are discussed below.

2. Basis of Presentation of the Financial Statements (continued)

IAS 19 (amended 2005) "Employee Benefits"

As of 1 January 2006, the Company adopted the amendments to IAS 19. As a result, additional disclosures are made providing information about trends in the assets and liabilities in the defined benefit plans. This change has resulted in additional disclosures being included for the years ending 31 December 2006 and 31 December 2005 but has not had a recognition or measurement impact, as the Company chose not to apply the new option offered to recognize actuarial gains and losses outside of the income statement.

IAS 39 (amended 2005) "Financial Instruments: Recognition and Measurement"

The amendment to IAS 39 in 2005

- required to include financial guarantee contacts issued into financial instruments;
- permitted the foreign currency risk of a highly probable intra-group forecast transaction to qualify as the hedged item in cash flow hedge, provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and that the foreign currency risk will affect the financial statements;
- restricted the use of the option to designate any financial asset or any financial liability to be measured at fair value through profit and loss.

These amendments did not have an effect on the Company's financial statements.

IFRIC 4 "Determining whether an Arrangement Contains a Lease"

IFRIC 4 provides guidance for determining whether arrangements are, or contain, leases that should be accounted for in accordance with IAS 17, if the arrangements comprise a transaction or a series of related transactions, that does not take the legal form of a lease but conveys a right to use an asset in return for a payment or series of payments. The adoption of this IFRIC Interpretation as of 1 January 2006 has not had a significant impact on the Company's financial statements as of December 31, 2006 or December 31, 2005.

IFRSs and IFRIC Interpretations not yet Effective

The Company has not applied the following IFRSs and IFRIC Interpretations that have been issued but are not yet effective:

- IFRS 7 "Financial Instruments: Disclosures";
- IAS 1 (amended 2005) "Presentation of Financial Statements – Capital Disclosures";
- IFRIC 8 "Scope of IFRS 2";
- IFRIC 9 "Reassessment of Embedded Derivatives";
- IFRIC 10 "Interim Financial Reporting and Impairment";
- IFRIC 11 "IFRS 2 - Group and Treasury Share Transactions"

IFRS 7 "Financial Instruments: Disclosures" replaces the disclosure requirements of IAS 32 and must be applied for annual reporting periods that commence on or after 1 January 2007.

The amendment of IAS 1 "Presentation of Financial Statements – Capital Disclosures" requires disclosures regarding an entity's objectives, policies and processes for managing capital. The provisions are effective for reporting periods beginning on or after 1 January 2007.

2. Basis of Presentation of the Financial Statements (continued)

IFRSs and IFRIC Interpretations not yet Effective (continued)

IFRIC 8 clarifies that IFRS 2 applies to arrangements where an entity makes share-based payments for apparently nil or inadequate consideration. If the identifiable consideration given appears to be less than the fair value of the equity instrument granted, under IFRIC 8 this situation typically indicates that other consideration has been or will be received. IFRS 2 therefore applies. IFRIC 8 becomes effective for financial years beginning on or after May 1, 2006.

IFRIC 9 clarifies, that an entity shall assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. An entity shall apply this interpretation for annual periods beginning on or after 1 June 2006.

Applying IFRIC 10, an entity shall not reverse an impairment loss recognized in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost. An entity shall apply this interpretation for annual periods beginning on or after 1 November 2006.

IFRIC 11 addresses the issues whether certain transactions should be accounted for as equity-settled or as cash-settled under the requirements of IFRS 2, and concerns the accounting treatment for share-based payment arrangements that involve two or more entities within the same group. An entity shall apply this interpretation for annual periods beginning on or after 1 March 2007.

The Company expects that the adoption of the pronouncements listed above will have no significant impact on the Company's result of operation and financial positions in the period of initial application. The adoption of IFRS 7 will significantly affect the disclosures relating to financial instruments as presented in the notes to the financial statements. Primarily as a result of the adoption the amendments to IAS 1 the Company will make disclosures to enable users of the financial statements to evaluate its objectives, polices and processes for managing capital.

Judgments

In the process of applying the Company's accounting policies, management has made the judgments, apart from those involving estimates, which have the most significant effect on the amounts recognized in the consolidated financial statements relating to property, plant and equipment, intangible assets, deferred taxation, provision for impairment of receivables and pension liabilities as discussed in Notes 6, 7, 14, 24 and 31.

Classification of Lease Agreements

A lease is classified as finance lease if it transfers substantially all the risks and rewards incidental to ownership of if the related arrangement conveys to the Company the right to control the use of the underlying asset, otherwise it is classified as operating lease.

2. Basis of Presentation of the Financial Statements (continued)

Estimation Uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Useful life of Property, Plant and Equipment

The Company assesses the remaining useful lives of items of property, plant and equipment at least at each financial year-end. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate in accordance with IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors". These estimates may have a material impact on the amount of the carrying values of property, plant and equipment and on depreciation recognized in profit or loss.

Impairment of Property, Plant and Equipment

The Company assesses at each reporting date whether there is any indication that an asset may be impaired. If any such indication exists, the Company makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the assets.

The determination of impairment of property, plant and equipment involves the use of estimates that include, but are not limited to, the cause, timing and amount of the impairment. Impairment is based on a large number of factors, such as changes in current competitive conditions, expectations of growth in the industry, increased cost of capital, changes in the future availability of financing, technological obsolescence, discontinuance of service, current replacement costs and other changes in circumstances that indicate impairment exists. The determination of the recoverable amount of a cash-generating unit involves the use of estimates by management. Methods used to determine the value in use include discounted cash flow-based methods, which require the Company to make estimates of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. These estimates, including the methodologies used, may have a material impact on the fair value and ultimately the amount of any property, plant and equipment impairment.

Fair Values of Assets and Liabilities Acquired in Business Combinations

The Company is required to recognize separately, at the acquisition date, the identifiable assets, liabilities and contingent liabilities acquired or assumed in the business combination at their fair values, which involves estimates. Such estimates are based on valuation techniques, which require considerable judgment in forecasting future cash flows and developing other assumptions. More details are provided in Note 4.

2. Basis of Presentation of the Financial Statements (continued)

Estimation Uncertainty (continued)

Impairment of Goodwill

The Company determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. The Company's exercise the judgment when identifies the cash-generating unit to which the goodwill acquired in a business combination shall be allocated, what is the Company's cash generating unit that is expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to this unit. Estimating the value in use requires the Company to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. The carrying amount of goodwill at December 31, 2006 was nil (2005: 25,579). More details are provided in Note 7.

Fair Values of Unlisted Available-For-Sale Investments

For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument, which is substantially the same; discounted cash flow analysis or other valuation models. These valuation techniques are based on assumptions that are not supported by observable market prices or rates. Management believes the estimated fair values resulting from the valuation technique which are recorded in the balance sheet and the related changes in the fair values recorded in the statement of changes in equity are reasonable and the most appropriate at the balance sheet date.

Provision for Impairment of Accounts Receivable

Provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Group will not be able to collect all of the amounts due under the original terms of the invoice. The carrying amount of the receivable is reduced through use of an allowance account. Impaired debts are derecognised when they are assessed as uncollectible. As of 31 December 2006, allowances for doubtful accounts have been created in the amount of 1,006,185 (2005: 2,213,112). More details are provided in Note 14.

Pension Obligations

Post-employment benefits are generally satisfied by plans which are classified and accounted for as defined benefit plans. The present value of defined post-employment benefit obligations and related current service cost are determined in accordance with actuarial valuation, which rely on demographic and financial assumptions including mortality, both during and after employment, rates of employee turnover, discount rate, future salary and benefit levels and, to a limited extent, expected return on plan assets. In the event that further changes in the key assumptions are required, the future amounts of the pension benefit costs may be affected materially. More details are provided in Note 24.

Litigations

The Company exercises considerable judgment in measuring and recognizing provisions and the exposure to contingent liabilities related to pending litigations or other outstanding claims subject to negotiated settlement, mediation, arbitration or government regulation, as well as other contingent liabilities. Judgment is necessary in assessing the likelihood that a pending claim will succeed, or a liability will arise, and to quantify the possible range of the final settlement. Because of the inherent uncertainties in this evaluation process, actual losses may be different from the originally estimated provision. These estimates are subject to change as new information becomes available, primarily with the support of internal specialists, if available, or with the support of outside consultants, such as legal counsel. Revisions to the estimates may significantly affect future operating results. More details are provided in Note 34.

2. Basis of Presentation of the Financial Statements (continued)

Estimation Uncertainty (continued)

Deferred Tax Assets

Management judgment is required for the calculation of current and deferred income taxes. Deferred tax assets are recognized to the extent that their utilization is probable. The utilization of deferred tax assets will depend on whether it is possible to generate sufficient taxable income in respective tax type and jurisdiction. Various factors are used to assess the probability of the future utilization of deferred tax assets, including past operating results, operational plan, expiration of tax losses carried forward, and tax planning strategies. If actual results differ from that estimates or if these estimates must be adjusted in future periods, the financial position, results of operations and cash flows may be negatively affected. In the event that an assessment of future utilization indicates that the carrying amount of deferred tax assets must be reduced, this reduction is recognized in profit or loss.

Correction of Errors

The Company corrects material prior period errors retrospectively in the first set of financial statements authorized for issue after their discovery by restating the comparative amounts for the prior period presented in which the error occurred or if the error occurred before the earliest prior period presented, restating the opening balances of assets, liabilities and equity for the earliest prior period presented. The most significant corrections of prior periods errors are described below.

Accounting for Employee Benefits

The Company provides certain long-term benefits to its employees classified as defined benefit plans in accordance with the IAS 19 "Employee Benefits". The Company engaged an actuary to perform a valuation of the pension obligations under the defined benefit plans and recorded the defined benefit obligation as of December 31, 2006. In addition to this the Company revised estimates of the defined benefit obligation and expenses as of December 31, 2005 and 2004 and for the years then ended and made adjustments to the amount of net pension liability and net expenses for the defined benefit plan. Respectively, adjustments were made to the comparatives as of December 31, 2004 and 2005.

These adjustments has decreased net loss for the year ended December 31, 2005 by 161,279 and retained earnings as of December 31, 2005 by the amount of 1, 291,787. As a result, the basic and diluted loss attributable to equity holders of the parent for the year 2005 was decreased by 0.077 Russian Roubles. Respective changes are presented in the table below.

Additional disclosures have also been made for comparatives as of December 31, 2005.

2. Basis of Presentation of the Financial Statements (continued)

Correction of an Error (continued)

Accounting for Business Combinations Occurred in 2004 and 2005

In 2006 the Company revised the fair values of identifiable assets, liabilities and contingent liabilities of OJSC "Russian Telecommunication Network" (OJSC "RTS") and CJSC "ATS", subsidiaries acquired by the Company in 2004 and 2005, respectively, after related valuation results were received. Related fair value adjustments were recorded in the financial statements for the year ended December 31, 2006 including adjustments to comparatives as of December 31, 2004 and 2005. As a result the Company revised the carrying amount of the goodwill arising on these acquisitions arriving at the amount of 969,248 and 25,579, respectively.

In 2006 the Company also revised recoverable amount of the acquired subsidiaries considered as separate cash generating units, where to related amount of the goodwill was allocated for the purpose of impairment testing as of December 31, 2005. As a result, the Company recognized loss on impairment of goodwill acquired through business combination with OJSC "RTS" as at December 31, 2005 in the amount of 969,248.

Adjustments described above has increased net loss for the year ended December 31, 2005 by 1,006,322 and decreased retained earnings as of December 31, 2005 by the amount of 1,067,400. As a result, the basic and diluted loss attributable to equity holders of the Parent for the year 2005 was increased by the amount of 0.478 Russian Roubles. Effects of presenting the acquired net assets in accordance with IFRS 3 on the net assets as of January 1, 2005 and December 31, 2005 are presented in the table below. Additional disclosures were made with regard to comparatives as of December 31, 2005.

Accounting for Deferred Income Taxes

In 2006 the Company corrected errors in the deferred tax calculation as of December 31, 2005 and 2004. As a result the Company made adjustments to the amount of deferred tax liabilities as of December 31, 2005 and 2004 and deferred income tax charge for the year ended December 31, 2004.

Correction of tax balances has decreased net loss for the year ended December 31, 2005 by 33,485 and retained earnings as of December 31, 2005 by the amount of 95,779. As a result, the basic and diluted loss attributable to equity holders of the parent for the year 2005 decreased by the amount of 0.016 Russian Roubles. The deferred tax liability and deferred tax charge at January 1, 2005 and December 31, 2005 were restated as presented in the table below.

Accounting for Borrowings

In 2006 the Company corrected the carrying value of borrowings as of December 31, 2005 due to recognition of certain transaction costs related to promissory notes issued in 2005. As a result the Company made adjustments to the amount of borrowings as of December 31, 2005 and interest expense for the year ended December 31, 2005.

Correction of borrowings balance and interest expense decreased net loss for the year ended December 31, 2005 by 25,595.

2. Basis of Presentation of the Financial Statements (continued)

Correction of an Error (continued)

Accounting for Borrowings (continued)

As a result, the basic and diluted loss attributable to equity holders of the Parent for the year 2005 was decreased by the amount of 0.012 Russian Roubles. The short-term and current portion of long-term borrowings at December 31, 2005 were restated as presented in the table below.

Deconsolidation of the Investments in CJSC "CenterTelecomService"

In 2006 the Company deconsolidated its investments in CJSC "CenterTelecomService" where it owns 74.9% of voting shares and which was presented in prior periods as the subsidiary controlled by the Company. The rest 25.1% of voting shares is owned by the minority shareholder.

The Company recognized the absence of the control over this entity due to restrictions in its majority voting power in the Board of Directors of the entity. Respectively, the Company and minority shareholder have a joint control over the entity based on which the Company classified this investment as investment in the joint venture and accounted for it under equity method. Comparative amounts of the assets, liabilities and the results of operations as of December 31, 2005 and for the year then ended were adjusted respectively.

Change of consolidation method of this entity has increased net loss attributable to the minority shareholders by 3,269. The effect of change of consolidation method of this entity on the balance sheet and income statement amounts as of and for the year ended December 31, 2005 is presented in the table below.

Aggregate Effect of Correction of Errors on Retained Earnings as of December 31, 2004

The effect of presenting the obligations existing under the defined benefit plans in accordance with IAS 19 has decreased the retained earnings as of December 31, 2004 by 1,453,066, presenting acquired net assets in accordance with IFRS 3 has decreased the retained earnings as of December 31, 2004 by 63,936, correction of tax balances has decreased the retained earnings as of December 31, 2004 by 129,264, other corrections has decreased retained earnings as of December 31, 2004 by 14,527. The total effect of correction of errors on retained earnings as of December 31, 2004 comprised 1,660,793.

2. Basis of Presentation of the Financial Statements (continued)

Reclassifications and Adjustments to Comparatives

The Company restated and made certain reclassifications to the 2005 financial statements to conform to the 2006 presentation and adjusted comparatives as of December 31, 2005 as following.

	As previously reported	Correction of errors	Reclassifications	Total adjustments	As restated
Consolidated balance sheet as of December 31, 2005					
Property, plant and equipment, net	30,176,743	43,416	–	43,416	30,220,159
Intangible assets and goodwill, net	4,096,394	(1,051,987)	–	(1,051,987)	3,044,407
Investments in associates, net	20,081	26,278	–	26,278	46,359
Long-term investments	25,621	–	163	163	25,784
Long-term accounts receivable and other assets	221,546	–	(163)	(163)	221,383
Long-term advances given, net	951,182	–	–	–	951,182
Deferred income tax asset	105,787	(105,787)	–	(105,787)	–
Inventories, net	513,628	(425)	–	(425)	513,203
Trade and other receivables, net	1,877,457	(16,663)	–	(16,663)	1,860,794
Prepaid income tax	82,877	–	–	–	82,877
Short-term investments	–	9,580	–	9,580	9,580
Other current assets, net	1,556,475	(11,710)	–	(11,710)	1,544,765
Cash and cash equivalents	994,627	(20,266)	–	(20,266)	974,361
Total assets	**40,622,418**	**(1,127,564)**	–	**(1,127,564)**	**39,494,854**
Long-term borrowings	6,824,529	–	–	–	6,824,529
Long-term finance lease obligations	1,562,302	(46,415)	–	(46,415)	1,515,887
Pension liabilities	850,420	1,291,787	–	1,291,787	2,142,207
Long-term income tax payable	10,604	–	–	–	10,604
Long-term other taxes payable	14,589	–	–	–	14,589
Deferred revenue	833,884	(406)	–	(406)	833,478
Deferred income tax liability	–	37,388	–	37,388	37,388
Long-term provision	–	46,892	–	46,892	46,892
Other non-current liabilities	34,398	4,482	–	4,482	38,880
Accounts payable, accrued expenses and advances received	2,277,667	12,826	(78,366)	(65,540)	2,212,127
Payables to OJSC "Rostelecom"	190,533	–	–	–	190,533
Income tax payable	42,739	–	–	–	42,739
Other taxes payable	1,098,858	480	–	480	1,099,338
Dividends payable	8,273	–	–	–	8,273
Short-term borrowings	2,263,764	946	–	946	2,264,710
Current portion of long-term borrowings	12,570,338	(26,541)	–	(26,541)	12,543,797
Current portion of long-term finance lease obligations	743,000	(24,324)	–	(24,324)	718,676
Short-term provisions	–	25,802	78,366	104,168	104,168
Total liabilities	**29,325,898**	**1,322,917**	–	**1,322,917**	**30,648,815**
Minority interest	14,366	(8,805)	–	(8,805)	5,561
Retained Earnings as of December 31, 2005	11,282,154	(2,441,676)	–	(2,441,676)	8,840,478

2. Basis of Presentation of the Financial Statements (continued)

Reclassifications and Adjustments to Comparatives (continued)

	As previously reported	Correction of errors	Reclassifications	Total adjustments	As restated
Consolidated Income Statement for the year ended December 31, 2005					
Revenue	**28,700,650**	(44,478)	15,011	(29,467)	**28,671,183**
Wages, salaries, other benefits and payroll taxes	**(10,197,813)**	161,279	(3,796)	157,483	**(10,040,330)**
Depreciation and amortization	**(4,860,503)**	(12,630)	(612)	(13,242)	**(4,873,745)**
Materials, repairs and maintenance, utilities	**(2,719,610)**	–	–	–	**(2,719,610)**
Taxes other than income tax	**(774,186)**	–	(55,765)	(55,765)	**(829,951)**
Interconnection charges	**(4,003,521)**	24,406	(649)	23,757	**(3,979,764)**
Recovery of (provision for) impairment of receivables	**(296,524)**	(8,244)	–	(8,244)	**(304,768)**
Loss on disposal of property, plant and equipment	**(56,664)**	(3,180)	–	(3,180)	**(59,844)**
Other operating expenses	**(3,525,341)**	9,203	58,707	67,910	**(3,457,431)**
Share of result of associates	**3,049**	9,608	–	9,608	**12,657**
Interest expense, net	**(2,607,604)**	25,577	(1,283)	24,294	**(2,583,310)**
Other loss, net	**22,357**	(967,640)	(11,613)	(979,253)	**(956,896)**
Gain on subsidiaries, associates and other investments	**8,872**	–	–	–	**8,872**
Foreign exchange gain, net	**78,354**	–	–	–	**78,354**
Income tax expense	**(420,735)**	19,859	–	19,859	**(400,876)**
Loss for the year ended December 31, 2005	**(649,219)**	(786,240)	–	(786,240)	**(1,435,459)**
Basic and diluted loss per share attributable to equity holders of the parent, Russian Roubles	**(0.309)**	**(0.372)**	–	**(0.372)**	**(0.681)**

3. Summary of Significant Accounting Policies

3.1 Principles of Consolidation

The consolidated financial statements of the Company represent the financial statements of the Group of companies, i.e. the parent and its subsidiaries, presented as if the Group operated as a single economic entity.

Subsidiaries

Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights, or otherwise has power to exercise control over their operations. Subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases. All intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Company.

3. Summary of Significant Accounting Policies (continued)

3.1 Principles of Consolidation (continued)

Acquisition of Subsidiaries

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Company. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.

The excess of purchase consideration over the fair value of the Company's share of identifiable net assets is recorded as goodwill. If the cost of the acquisition is less than the fair value of the Company's share of identifiable net assets of the subsidiary acquired the difference is recognized directly in the income statement.

Increases in Ownership Interests in Subsidiaries

The differences between the carrying values of net assets attributable to interests in subsidiaries acquired and the consideration given for such increases are charged or credited to retained earnings.

3.2 Interest in a Joint Venture

A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint control is the contractually agreed sharing of control over an economic activity, and exists only when the strategic financial and operating decisions relating to the activity require the unanimous consent of the parties sharing control. The Company recognizes its interest in a jointly controlled entity using the equity method.

3.3 Property, Plant and Equipment

Property, Plant and Equipment

Property, plant and equipment are recorded at purchase or construction cost, excluding the costs of day-to-day servicing, less accumulated depreciation and accumulated impairment in value. Such cost includes the cost of replacing part of plant and equipment when that cost is incurred if the recognition criteria are met. At each reporting date management assesses whether there is any indication of impairment of property, plant and equipment. If any such indication exists, management estimates the recoverable amount, which is determined as the higher of an asset's fair value less costs to sell and its value in use. The carrying amount is reduced to the recoverable amount, and the difference is recognized as an expense (impairment loss) in the income statement. An impairment loss recognized for an asset in prior years is reversed if there has been a change in the estimates used to determine the asset's recoverable amount.

Carrying values of the Company's property, plan and equipment as at the date of transition to IFRS, January 1, 2003, was measured at fair value used as its deemed cost at that date.

Repair and maintenance expenditure is expensed as incurred. Major renewals and improvements are capitalized, and the assets replaced are retired. Gains and losses arising from the retirement of property, plant and equipment are included in the income statement as incurred.

When each major inspection is performed, its cost is recognized as a component in the carrying amount of the plant and equipment as a replacement of the assets if the recognition criteria are satisfied.

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalized during the period of time that is required to complete and prepare the asset for its intended use. All other borrowing costs are expensed.

3. Summary of Significant Accounting Policies (continued)

3.3 Property, Plant and Equipment (continued)

Depreciation and Useful Life

Depreciation is calculated on a straight-line basis. The depreciation periods, which represent the estimated useful economic lives of the respective assets, are as follows:

	Number of years
Buildings	50 years
Constructions	20 years
Analog switches	15 years
Digital switches	15 years
Other telecommunication equipment	15 years
Transportation equipment	5 years
Computers, office and other equipment	4-5 years
Land	not depreciated

The asset's residual values, useful lives and methods of depreciation are reviewed, and adjusted as appropriate, at each financial year-end.

The period of validity of the Company's operating licenses is significantly shorter than the useful lives used for depreciation of the cost of property, plant and equipment. Based on the Russian licensing legislation and prior experience, management believes that the operating licenses will be renewed without significant cost, which would allow the Company to realize the cost of its property, plant and equipment through normal operations.

Construction in Progress

Construction in progress is recorded as the total of actual expenditures incurred by the Company from the beginning of construction to the reporting date less any impairment in value.

Assets Received free of Charge

Equipment transferred to the Company free of charge by its customers and other entities outside the privatization process is capitalized at market value at the date of transfer. A corresponding income is fully recognized in the income statement. In cases transfers of equipment relate to the rendering of future services to the transferee the equipment is considered deferred revenue which is recognized as income on the same basis that the equipment is depreciated.

Equipment contributions that will not generate any future economic benefits for the Company are not recognized.

3.4 Intangible Assets and Goodwill

Goodwill

Goodwill represents the excess of the cost of an acquisition over the net fair value of the Company's share of the identifiable assets, liabilities and contingent liabilities of the acquired subsidiary or associate at the date of acquisition. Goodwill on an acquisition of a subsidiary is included in intangible assets. Goodwill on an acquisition of an associate is included in the carrying value of investment in associates. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

3. Summary of Significant Accounting Policies (continued)

3.4 Intangible Assets and Goodwill (continued)

Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying amount may be impaired. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Company are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

- Represents the lowest level within the Company at which the goodwill is monitored for internal management purposes; and
- Is not larger than a segment based on either the Company's primary or the Company's secondary reporting format determined in accordance with IAS 14 "Segment Reporting".

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units), to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognized. Where goodwill forms part of a cash-generating unit (group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

If the Company's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquired subsidiary or associate exceeds the cost of the business combination, the identifiable assets, liabilities and contingent liabilities are re-assessed and re-measured. Any excess remaining after reassessment is immediately recognized in the income statement.

Licenses

License costs represent either an allocation of the purchase price to licenses acquired in business combinations or the payments made to government organizations to receive the licenses. License costs are capitalized and amortized on a straight-line basis over their expected useful lives from the date operations commenced in the license area.

Following initial recognition, licenses are carried at cost less any accumulated amortization and any accumulated impairment losses.

Customer List

Customer list is classified into the following groups:

Customer list by types of services rendered	Useful life, years
Customer list of fixed line	8
Customer list of traffic transmission	8
Customer list of internet services	4
Customer list of system integration	8

3. Summary of Significant Accounting Policies (continued)

3.4 Intangible Assets and Goodwill (continued)

Software and Other Intangible Assets

Software and other intangible assets acquired separately are measured on initial recognition at cost. The cost of other intangible assets acquired in a business combination is their fair value as of the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

Impairment of Intangible Assets

The Company assesses at each reporting date whether there is any indication that intangible assets may be impaired. If any such indication exists, the entity shall estimate the recoverable amount of the asset.

Intangible assets with an indefinite useful life and intangible assets not yet available for use are tested for impairment annually by comparing its carrying amount with its recoverable amount. This impairment test is performed before the end of the current annual period.

Useful Life and Amortization of Intangible Assets

The Company assesses whether the useful life of an intangible asset is finite or indefinite and, if finite, the length of, or number of production or similar units constituting that useful life. An intangible asset is regarded by the entity as having an indefinite useful life when, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the entity.

Intangible assets with finite lives are amortized over the useful economic lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired.

Amortization periods and methods for intangible assets with finite useful lives are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.

The cost of licenses and software is depreciated on a straight-line basis over the estimated useful life equal to the term of the licenses or the right to use the software. Useful life of other intangible assets is approximately 5 years.

Intangible assets with indefinite useful lives are not amortized, but tested for impairment annually either individually or at the cash-generating unit level. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

3. Summary of Significant Accounting Policies (continued)

3.5 Investments in Associates

Associates are entities in which the Company generally has between 20% and 50% of the voting rights, or is otherwise able to exercise significant influence, but which it does not control or jointly control. Investments in associates are accounted for under the equity method and are initially recognized at cost, including goodwill. Subsequent changes in the carrying value reflect the post-acquisition changes in the Company's share of net assets of the associate. The Company's share of its associates' profits or losses is recognized in the income statement, and its share of movements in reserves is recognized in equity. However, when the Company's share of losses in an associate is equal or exceeds its interest in the associate, the Company recognizes further loss only to the extent that it has incurred legal or constructive obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company's interest in the associates; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

3.6 Investments and other Financial Assets and Liabilities

Financial assets within the scope of IAS 39 are classified as either financial assets at fair value through profit or loss, loans and receivables, held to maturity investments, or available for sale financial assets, as appropriate. When financial assets are recognized initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Company determines the classification of its financial assets at initial recognition. All purchases and sales of instruments are recognized on the settlement date which is the date that the investment is delivered to or by the Company.

Investments classified as held for trading are included in the category "financial assets at fair value through profit or loss". Investments are classified as held for trading if they are acquired for the purpose of selling in the near term. Gains or losses on investments held for trading are recognized in income. During the period the Company did not hold any investments in the category "financial assets at fair value through profit or loss".

Non-derivative financial assets with fixed or determinable payments and fixed maturity that the Company has the positive intention and ability to hold them to maturity are classified as held-to-maturity. During the period the Company did not hold any investments in this category.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortized cost using the effective interest method. Gains and losses are recognized in income statement when the loans and receivables are derecognized or impaired, as well as through the amortization process.

Available-for-sale investments are those non-derivative financial assets that are designated as available-for-sale or are not classified in any of the three preceding categories. After initial recognition available-for-sale investments are measured at fair value with gains or losses being recognized as a separate component of equity until the investment is derecognized or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement. Reversals of impairment losses in respect of equity instruments are not recognized in the income statement. Impairment losses in respect of debt instruments are reversed through profit or loss if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognized in the income statement.

3. Summary of Significant Accounting Policies (continued)

3.6 Investments and other Financial Assets and Liabilities (continued)

The fair value of investments that are actively traded in organized financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument, which is substantially the same; discounted cash flow analysis or other valuation models.

Financial liabilities include contractual obligations to deliver cash or another financial asset to another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the Company; or a contract that will or may be settled in the Company's own equity instruments and is a non-derivative for which the Company is or may be obliged to deliver a variable number of the Company's own equity instruments or a derivative that will or may be settled. For this purpose the Company's own equity instruments do not include instruments that are themselves contracts for the future receipt or delivery of the Company's own equity instruments.

The Company recognizes a financial asset or a financial liability on its balance sheet when, and only when, the Company becomes a party to the contractual provisions of the instrument.

When a financial asset or financial liability is recognized initially, the Company measures it at its fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

The Company classifies its financial assets and financial liabilities as current or non-current based on term of its maturity taking into account other factors that limit the Company's ability to realize assets within 12 months or existence of call options in financial liabilities valid within 12 months after the balance sheet date.

Financial asset is derecognized when the rights to receive cash flows from the asset expired or the Company transferred its rights to receive cash flows from the asset.

Financial liability is derecognized from the balance sheet when it is extinguished, i.e. the obligation specified in the contract is discharged or cancelled or expires. An exchange between borrower and lender of debt instruments with substantially different terms is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly, a substantial modification of the terms of an existing financial liability or a part of it (whether or not attributable to the financial difficulty of the debtor) is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability.

3.7 Accounts Receivable and Provision for Impairment of Receivables

Trade receivables are recognized at the original invoice amount less an allowance for any doubtfully collectible amounts. Provision for impairment of receivables is made when there is objective evidence that the Company will not be able to collect the debts.

Provision for impairment of receivables is created on the basis of the historical pattern of collections of accounts receivable and specific analysis of recoverability of significant accounts.

3. Summary of Significant Accounting Policies (continued)

3.7 Accounts Receivable and Provision for Impairment of Receivables (continued)

Provision for impairment is also created for other accounts receivable on the basis of the assessment of the Company's ability to collect the debts.

Provision for impairment is recognized in the consolidated income statement. The carrying amount of current trade receivables is a reasonable approximation of their fair value.

The fair value of non-current trade receivables is calculated using the effective interest method.

3.8 Inventories

Inventories are recorded at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Cost of inventory written-down is determined on the weighted average basis.

3.9 Cash and Cash Equivalents

Cash and cash equivalents in the balance sheet comprise cash at banks and at hand and short term deposits with an original maturity of three months or less.

For the purpose of the consolidated cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

3.10 Equity

Share Capital

Ordinary shares and non-redeemable preference shares with discretionary dividends are both classified as equity. External costs directly attributable to the issue of new shares, other than on a business combination, are shown as a deduction from the proceeds in equity. Any excess of the fair value of consideration received over the par value of shares issued is recognized as a share premium.

Treasury Shares

Where the Company or its subsidiaries purchases the Company's shares, the consideration paid, including any attributable transaction costs, net of income taxes, is deducted from equity as treasury shares until they are cancelled or reissued. No gain or loss is recognized in the income statement on the purchase, sale, issue or cancellation of the Company's own equity instruments. Where such shares are subsequently sold or reissued, any consideration received is included in equity. Treasury shares are stated at weighted average cost.

Minority Interest

Minority interest represents the interest in subsidiaries not held by the Company. Minority interest at the balance sheet date represents the minority shareholders' portion of the fair value of the identifiable assets and liabilities of the subsidiary at the acquisition date and the minorities' portion of movements in equity since the date of the combination. Minority interest is presented within the shareholders' equity.

3. Summary of Significant Accounting Policies (continued)

3.10 Equity (continued)

Minority Interest (continued)

Losses allocated to minority interest do not exceed the minority interest in the equity of the subsidiary unless there is a binding obligation of the minority to fund the losses. All such losses are allocated to the Company.

Dividends

Dividends are recognized as a liability and deducted from equity at the balance sheet date only if they are declared before or on the balance sheet date. Dividends are disclosed when they are proposed before the balance sheet date or proposed or declared after the balance sheet date but before the financial statements are authorized for issue.

3.11 Borrowings

Borrowings are initially recognized at fair value of the consideration received less directly attributable transaction costs. After initial recognition, borrowings are measured at amortized cost using the effective interest method; any difference between the initial fair value of the consideration received (net of transaction costs) and the redemption amount is recognized as an adjustment to interest expense over the period of the borrowings.

3.12 Borrowing Costs

The borrowing costs are capitalized by the Company as part of the cost of the asset when it is probable that they will result in future economic benefits to the entity and the costs are directly attributable to the acquisition, construction or production of a qualifying asset including construction in progress.

To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization on that asset is determined as the actual borrowing costs incurred on that borrowing during the period.

To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization is determined by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the entity that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalized during a period shall not exceed the amount of borrowing costs incurred during that period.

3.13 Leases

The determination of whether an arrangement is, or contains a lease is based on the substance of the arrangement at inception date of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset.

Finance leases, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item, are recognized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged reflected in the income statement.

3. Summary of Significant Accounting Policies (continued)

3.13 Leases (continued)

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term.

Operating lease payments are recognized as an expense in the income statement on a straight line basis over the lease term.

3.14 Employee Benefits

Current Employment Benefits

Wages and salaries paid to employees are recognized as expense in current period. The Company also accrues provision for future vacation payments.

Unified Social Tax

Under provisions of the Russian legislation, social contributions are made through a unified social tax ("UST") calculated by the Company by the application of a regressive rate (from 17% to 26%) to the annual gross remuneration of each employee. The Company allocates the UST to three social funds (state pension fund, social and medical insurance funds), where the rate of contributions to the pension fund vary from 20% to 14% depending on the annual gross salary of each employee.

The Company's contributions relating to the UST are expensed in the year to which they relate.

Pensions and Other Post-Employment Benefit Plans

Post employment benefit plans include define contribution plan and defined benefit plan.

A defined contribution plan is a post-employment benefit plan under which the Company's obligation is limited solely to the amount of a contribution it agrees to pay into a fund. In this case all actuarial and investment risks are borne by employees. The Company recognizes contributions under a defined contribution plan in the period to which they are attributable.

Under defined benefit plans, the Company's obligation is to provide the agreed benefits to current and former employees. In this case actuarial and investment risks fall on the Company.

The Company provides defined benefit pension plan, which requires contributions to be made to a separately administered fund. The Company also provides certain additional post-employment benefits and other long-service employees benefits of a defined nature such as lump-sum payments upon retirement and death and financial support to the Company's old age and disabled pensioners.

The cost of providing benefits under the defined benefit plan is determined separately for each plan using the projected unit credit actuarial valuation method. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting period exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains or losses are recognized over the expected average remaining working lives of the employees participating in the plans.

The past service cost arises when the Company introduces a defined benefit plan or changes the benefits payable under an existing defined benefit plan. The past service cost is recognized as an expense on a straight line basis over the average period until the benefits become vested. If the benefits are already vested immediately following the introduction of, or changes to, a pension plan, past service cost is recognized immediately.

3. Summary of Significant Accounting Policies (continued)

3.14 Employee Benefits (continued)

Pensions and Other Post-Employment Benefit Plans (continued)

The Company recognizes gains or losses on the curtailment or settlement of a defined benefit plan when the curtailment or settlement occurs. The gain or loss on a curtailment or settlement comprise any resulting change in the present value of the defined benefit obligation, any resulting change in the fair value of the plan assets and any related actuarial gains and losses and past service cost that had not previously been recognized. A curtailment occurs when the Company either is demonstrably committed to make a material reduction in the number of employees covered by a plan, or amends the terms of a defined benefit plan such that a material element of future service by current employees will no longer qualify for benefits, or will qualify only for reduced benefits. A settlement occurs when an entity enters into a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan.

The defined benefit asset or liability comprises the present value of the defined benefit obligation less past service cost not yet recognized and less the fair value of plan assets out of which the obligations are to be settled directly. The value of any asset is restricted to the sum of any past service cost not yet recognized and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

3.15 Income Taxes

Tax expense (tax benefit) is the aggregate amount included in the determination of profit or loss for the period in respect of current tax and deferred tax.

Current tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period determined in accordance with the rules established by the taxation authorities.

Current tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities using the tax rates (and tax laws) that have been enacted or substantively enacted on the balance sheet date.

3. Summary of Significant Accounting Policies (continued)

3.15 Income Taxes (continued)

Deferred tax assets and liabilities are calculated in respect of temporary differences using the liability method. Deferred income taxes are provided for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes, except where the deferred income tax arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

A deferred tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilised. Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Any such previously recognized reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

Deferred tax assets and liabilities are not discounted.

3.16 Value Added Tax

The Russian tax legislation permits settlement of value added tax ("VAT") on a net basis.

Value Added Tax Payable

Prior to 2006, VAT was payable by the Group to tax authorities upon collection of receivables from customers. VAT on purchases, which had been settled at the balance sheet date, was deducted from the amount of VAT payable. In addition, VAT related to sales which had not been collected, and therefore currently not due, at the balance sheet date was included in the VAT payable line item.

Starting from 2006, VAT is payable upon invoicing and delivery of goods, performing work or rendering services, as well as upon collection of prepayments from customers. VAT on purchases, even if they have not been settled at the balance sheet date, is deducted from the amount of VAT payable.

Where provision has been made for impairment of receivables, impairment loss is recorded for the gross amount of the debtor, including VAT.

Value Added Tax Recoverable

VAT recoverable arises when VAT related to purchases exceeds VAT related to sales.

In addition, prior to 2006, VAT recoverable line item included VAT related to purchases, which had not been settled at the balance sheet date, and to property, plant and equipment not yet put into operation. However, this amount was reclaimable against VAT related to sales only upon payment for the purchases or putting property, plant and equipment into operation.

3. Summary of Significant Accounting Policies (continued)

3.17 Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Company expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a borrowing cost.

3.18 Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Revenues from sales of inventory are recognized when the significant risks and rewards of ownership of the goods have passed to the buyer. Revenues from services are recognized in the period when services are rendered.

Revenues are measured at the fair value of the consideration received or receivable. When the fair value of consideration received cannot be measured reliably, the revenue is measured at the fair value of the goods or services given up.

The Company categorizes the revenue sources in thirteen major categories:

1. Local telephone calls;
2. Intrazone telephone calls;
3. Services to national operators;
4. Fees on assistance services;
5. New services (Internet, ISDN, ADSL, IP-telephony);
6. Installation and connection fees;
7. Radio and TV broadcasting;
8. Data transfer and telematic services;
9. Rent of telephone channels;
10. Cellular services;
11. Documentary services;
12. Other telecommunication services;
13. Other revenues.

Local Telephone Calls

Revenue from the local telephone services depends on the duration of the telephone connections and subscription fee if the time-driven billing scheme is applied. If fixed payment scheme is applied then revenue depends on the subscription fee only. Customers of the Company use the service via installed fixed telephone, as well the service could be accessed by means of pay-phone. The Company recognizes revenues related to the monthly network fees for local services in the month the service is provided to the subscriber.

3. Summary of Significant Accounting Policies (continued)

3.18 Revenue Recognition (continued)

Intrazone telephone services

The company recognizes revenue related to the intrazone telephone services in the period when the services are rendered.

Services to National Operators

Services to national operators include interconnection revenues from Russian operators and charges for interconnection points, revenues received from the local and inter-zone calls termination in the Company's network and in the networks of interconnect operators.

The Company recognizes revenues from national operators in the period when the services are rendered.

Fees on Assistance Services

Fees on assistance services include fees for services provided to long-distance operators under the assistance agreements. These services comprise subscribers billing and invoicing for long-distance calls, delivery of bills, collection of respective receivables and some other services. The Company recognizes revenues related to assistance services in the period when the services are rendered.

New Services

Major revenues from new services include internet services, ISDN, ADSL, IP-telephony, intelligent network services. The Company recognizes revenues related to new services in the period when the services are rendered.

Installation and Connection Fees

Installation and connection fees for indefinite period contracts are paid by a combination of a fixed cash amount and by the contribution of fixed assets consisting of cable and duct, commonly referred to as the "last mile". Revenue received in the form of cash is recognized when the installation and connection are complete. For installation and connection fees paid in the form of fixed assets, revenue is deferred and recognized as income on the same basis that the fixed assets are depreciated.

Radio and TV Broadcasting

The Company maintains a wireline radio broadcasting network. The revenues comprise monthly fees from subscribers and installation fees for wireline radio sets. The Company recognizes the revenues related to radio broadcasting in the period when the services are rendered.

3. Summary of Significant Accounting Policies (continued)

3.18 Revenue Recognition (continued)

Data Transfer and Telematics Services

The Company recognizes revenues related to data transfer and telematics services in the period when the services are rendered.

Rent of Telephone Channels

Major revenues are recognized from the following services: rent of intercity and international, digital, analogue, and telegraph channels. The Company recognizes revenues from the rent of channels in the period when the services are rendered.

Cellular Services

Major revenues from cellular services arise from airtime services including local, intercity long distance and international long distance calls, subscription fees, value added services, outbound and inbound roaming. The Company recognizes revenues related to mobile telecommunications services in the period when the services are rendered.

Documentary Services

Revenues from telegraph services comprise fees for telegram transmissions and other wire line data transmission services. The Company recognizes revenues related to telegraph services in the period when the services are rendered.

Other Telecommunication Services

Other telecommunication services primarily consist of revenues received by public switched telephone network (PSTN) stations from the rent of direct lines and local junctions, as well as subscription fees for wired-radio outlets. The Company recognizes revenues related to other services in the period when the services are rendered.

Other Revenues

Other revenues primarily consist of revenues received from manufacturing of the telecommunication equipment and its technical support, transportation services, recreation services and sale of products and services provided by auxiliary units.

3.19 Earnings per Share

The Company calculates basic earnings per share amounts for profit or loss attributable to equity holders of the parent entity and, if presented, profit or loss from continuing operations attributable to those equity holders. Basic earnings per share are calculated by dividing profit or loss attributable to equity holders of the parent entity (the numerator) by the weighted average number of shares outstanding (the denominator) during the period.

The Company's preference shares are considered participating equity instruments for the purpose of earnings per share calculations (Note 32).

3. Summary of Significant Accounting Policies (continued)

3.20 Contingent Assets and Contingent Liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability. The Company does not recognize a contingent liability. A contingent liability is disclosed unless the possibility of an outflow of resources embodying economic benefits is remote.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company. The Company does not recognize a contingent asset. A contingent asset is disclosed where an inflow of economic benefits is probable.

3.21 Related Party Transactions

The Company defines the following terms to specify the related party: a party is related to the Company if:

1. directly, or indirectly through one or more intermediaries, the party controls, is controlled by, or is under common control with, the Company (this includes parents, subsidiaries and fellow subsidiaries), has an interest in the entity that gives it significant influence over the entity or has joint control over the entity;
2. the party is an associate (as defined in IAS 28 Investments in Associates) of the entity;
3. the party is a joint venture in which the entity is a venturer (see IAS 31 Interests in Joint Ventures);
4. the party is a member of the key management personnel of the entity or its parent;
5. the party is a close member of the family of any individual referred to in (1) or (4);
6. the party is an entity that is controlled, jointly controlled or significantly influenced by, or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in 4 or 5; or
7. the party is a post-employment benefit plan for the benefit of employees of the entity, or of any entity that is a related party of the entity.

Relationships between the parent and its subsidiaries and between subsidiaries themselves are not disclosed by the Company.

The Company discloses information on related party transactions with third parties controlled by the government of Russian Federation.

3.22 Events After the Balance Sheet Date

The Company adjusts the amounts that recognized in its financial statements to reflect adjusting events after the balance sheet date. Events that require an entity to adjust the amounts recognized in its financial statements are caused by favorable and unfavorable outcomes of conditions that existed at the balance sheet date.

If non-adjusting events after the balance sheet date are material, their nondisclosure could influence the economic decisions of users taken on the basis of the financial statements. Accordingly, the Company discloses the nature of the event and an estimate of its financial effect, or a statement that such an estimate cannot be made the following for each material category of non-adjusting event after the balance sheet date.

3. Summary of Significant Accounting Policies (continued)

3.23 Accounting Policies, Changes in Accounting Estimates and Errors

Change in Accounting Policies

The Company changes an accounting policy only if the change is required by a Standard or an Interpretation of IFRS or results in the financial statements providing reliable and more relevant information about the effects of transactions, other events or conditions on the Company's financial position, financial performance or cash flows.

The Company applies the change in accounting policies retrospectively and adjusts the opening balance of each affected component of equity for the earliest prior period presented and other comparative amounts disclosed for each prior period presented as if the new accounting policy had always been applied.

Changes in Accounting Estimates

As a result of the uncertainties inherent in business activities, many items in financial statements cannot be measured with precision but can only be estimated. Estimation involves judgments based on the latest available, reliable information. An estimate may need revision if changes occur in the circumstances on which the estimate was based or as a result of new information or more experience.

When it is difficult to distinguish a change in an accounting policy from a change in an accounting estimate, the change is treated as a change in an accounting estimate. The effect of a change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only or the period of the change and future periods, if the change affects both.

Prior Period Errors

The Company corrects material prior period errors retrospectively in the first set of financial statements authorized for issue after their discovery by restating the comparative amounts for the prior period presented in which the error occurred or if the error occurred before the earliest prior period presented, restating the opening balances of assets, liabilities and equity for the earliest prior period presented.

Prior period error is corrected by retrospective restatement except to the extent that it is impracticable to determine either the period-specific effects or the cumulative effect of the error.

3.24 Foreign Currency Transactions

The measurement and presentation currency of the Company is the Russian Rouble, which is the national currency of the Russian Federation. Transactions in foreign currencies are initially recorded in the measurement currency at the rate ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the measurement currency rate of exchange ruling at the balance sheet date. All resulting differences are taken to the consolidated income statement as foreign exchange gains (losses). Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as of the date of initial transaction.

Assets and liabilities settled in Roubles but denominated in foreign currencies are recorded in the Company's consolidated financial statements using the same principles as for assets and liabilities denominated in foreign currencies.

The exchange rates as of December 31 were as follows:

Currency	2006	2005
Russian Roubles per US dollar	**26.3311**	28.7825
Russian Roubles per Euro	**34.6965**	34.1850

3. Summary of Significant Accounting Policies (continued)

3.25 Non-current Assets Held for Sale and Discontinued Operations

A discontinued operation is a component of the Company that either has been disposed of, or is classified as held for sale, and represents a separate major line of business or geographical area of operations, is part of a single co-coordinated plan to dispose of a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale.

The Company classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use.

The Company measures a non-current asset (or disposal group) classified as held for sale at the lower of its carrying amount and fair value less costs to sell.

Immediately before the initial classification of the asset (or disposal group) as held for sale, the carrying amounts of the asset (or all the assets and liabilities in the group) are measured in accordance with applicable IFRSs.

The Company presents and discloses information that enables users of the financial statements to evaluate the financial effects of discontinued operations and disposals of non-current assets (or disposal groups).

4. Business Combinations

Acquisitions in 2006

No acquisitions were done during the year 2006.

Acquisitions in 2005

In November 2005 the Company acquired 100% of the voting shares of CJSC "ATS", a company based in Tver region and specializing in providing telecommunication services.

The fair values of identifiable assets, liabilities and contingent liabilities of CJSC "ATS" as of the date of acquisition and their carrying amounts, determined in accordance with IFRS, immediately before the business combination, were:

	Fair value recognized on acquisition (Restated)	Carrying value
Property, plant and equipment (Note 6)	172,622	110,853
Intangible assets (Note 7)	2,519	36
Long-term Investments	3,442	3,442
Other non-current assets	4,591	4,591
Deferred tax asset	13,065	32,033
Cash and cash equivalents	9,135	9,135
Trade and other receivables	15,933	15,933
Short-term investments	10,633	10,633
Other current assets	19,250	19,251
Total assets	**251,190**	**205,907**
Long-term loans	(30,625)	(30,625)
Equipment contribution	(15,740)	(15,740)
Other non-current liabilities	(1,027)	(1,027)
Trade and other payables	(56,813)	(56,813)
Current portion of long-term borrowings	(4,402)	(4,402)
Short-term borrowings	(12,091)	(12,091)
Other current liabilities	(5,558)	(5,558)
Total liabilities	**(126,256)**	**(126,256)**
Net assets acquired	124,934	79,651
Goodwill arising on acquisition (Note 7)	25,579	
Consideration, paid by cash	150,513	

The total cost of the combination was 150,513 and was paid entirely in cash. The net cash outflow on acquisition was as follows:

Cash paid	150,513
Less: cash acquired with the subsidiary	(9,135)
Net cash outflow	**141,378**

4. Business Combinations (continued)

Acquisitions in 2005 (continued)

The fair value adjustments at December 31, 2005 were provisional as the Company had sought an independent valuation for assets, liabilities and contingent liabilities of CJSC "ATS". The results of this valuation had not been completed at the date when the 2005 accounts were authorized for issue by the management.

Valuation was completed in November 2006 and showed that the fair value of net assets acquired at the date of acquisition amounted to 124,934, an increase of 45,283 as compared to the provisional values presented in the Company's financial statement for the year 2005.

The 2005 comparative information has been restated to reflect this adjustment. The value of the property, plan and equipment, intangible assets and other non-current and current assets were increased by 47,456, non-current and current liabilities increased by 1,551. There was also a corresponding reduction in goodwill of 45,283 to arrive at the goodwill arising on the acquisition of 25,579.

5. Segment Information

The Company provides the wireline telecommunication services, on the territory of the Central regions of the Russian Federation. The Company's structure is based on territorial units which service the corresponding parts of the Company's network. The Company's management considers that the Company operates in one geographical and business segment and evaluates performance and makes investment and strategic decisions based upon a review of profitability for the Company as a whole.

6. Property, Plant and Equipment, net

Property, plant and equipment and related accumulated depreciation and impairment consist of the following:

	Land, buildings and constructions	Switches and transmission devices	Vehicles and other	Assets under construction	Total
Cost					
At December 31, 2004 as restated	13,536,832	15,812,902	4,134,265	3,463,838	36,947,837
Additions	–	–	–	5,070,334	5,070,334
Additions due to acquisition of subsidiaries	93,328	67,312	9,843	2,139	172,622
Put in operation	2,512,835	3,223,816	549,361	(6,286,012)	–
Disposals	(109,646)	(185,939)	(280,063)	(42,542)	(618,190)
At December 31, 2005 as restated	**16,033,349**	**18,918,091**	**4,413,406**	**2,207,757**	**41,572,603**
Additions	–	–	–	5,332,224	5,332,224
Put in operation	1,322,317	3,240,545	646,851	(5,209,713)	–
Disposals	(94,955)	(774,266)	72,315	(28,241)	(825,147)
At December 31, 2006	**17,260,711**	**21,384,370**	**5,132,572**	**2,302,027**	**46,079,680**
Accumulated Depreciation and Impairment					
At December 31, 2004 as restated	(1,482,198)	(3,665,374)	(1,845,315)	–	(6,992,887)
Charge for the year	(1,267,704)	(3,017,797)	(499,017)	–	(4,784,518)
Disposals	108,133	233,550	83,278	–	424,961
At December 31, 2005 as restated	**(2,641,769)**	**(6,449,621)**	**(2,261,054)**	**–**	**(11,352,444)**
Charge for the year	(1,439,428)	(2,994,538)	(973,976)	–	(5,407,942)
Impairment	(37,922)	(169,988)	(22,818)	–	(230,728)
Disposals	96,332	388,271	25,744	–	510,347
At December 31, 2006	**(4,022,787)**	**(9,225,876)**	**(3,232,104)**	**–**	**(16,480,767)**
Net book value as of December 31, 2004, as restated	**12,054,634**	**12,147,528**	**2,288,950**	**3,463,838**	**29,954,950**
Net book value as of December 31, 2005 as restated	**13,391,580**	**12,468,470**	**2,152,352**	**2,207,757**	**30,220,159**
Net book value as of December 31, 2006	**13,237,924**	**12,158,494**	**1,900,468**	**2,302,027**	**29,598,913**

6. Property, Plant and Equipment, net (continued)

Bank borrowings are secured on properties to the value of 169,296 (2005: 5,344,954) (Note 20). Borrowing costs of 65,242 (2005: 404,233) were capitalized during the year. Capitalization rate is 10.5-14.5% (2005: 14.0-14.91 %).

The net book value of property, plant and equipment, which were received on vendor financing terms, amounted as of December 31, 2006 to 209,626 (2005: 214,514).

The above tables include plant and machinery leased under finance lease agreements as of December 31, 2006 and 2005 as follows:

	Land, buildings and constructions	Switches and transmission devices	Vehicles and other	Assets under construction	Total
Cost	1,913	3,732,216	83,300	168,906	3,986,335
Accumulated Depreciation	–	(414,854)	(21,486)	–	(436,340)
Net Book Value as of December 31, 2005	**1,913**	**3,317,362**	**61,814**	**168,906**	**3,549,995**
Cost	2,479	4,832,678	106,161	96,054	5,037,372
Accumulated Depreciation	(110)	(634,023)	(40,896)	–	(675,029)
Net Book Value as of December 31, 2006	**2,369**	**4,198,655**	**65,265**	**96,054**	**4,362,343**

Leased assets are pledged as security for the related finance lease obligations (Note 21).

The assets transferred to the Company upon privatization do not include the land on which the Company's buildings, comprising the Company's principal operating facilities, are situated. The land on which the Company's operating facilities are situated is rented by the Company from local authorities under the operating lease agreements. These lease agreements are signed for one year and may be prolongated by the Company without significant additional costs. Lease payments for land related to Company's operating facilities can be changed subject to agreement by the parties. The future minimum lease payments under non-cancellable operating leases of land are disclosed in Note 34.

Impairment of the Property, Plan and Equipment

As of December 31, 2006 the loss on impairment of property, plant and equipment of OJSC "RTS", subsidiary of the Company, was recognized in the amount of 230,728 (Note 7).

7. Intangible Assets and Goodwill, net

Intangible assets and related accumulated amortization and impairment consist of the following:

	Goodwill	Trade Mark	Licenses	Software	Customer list	Total
Cost or Valuation						
At December 31, 2004, as restated	969,248	34,054	138,107	2,278,046	94,002	3,513,457
Additions	–	–	9,530	650,877	–	660,407
Additions due to subsidiaries acquisition	25,579	2,162	51	306	–	28,098
At December 31, 2005, as restated	994,827	36,216	147,688	2,929,229	94,002	4,201,962
Additions	–	553	5,561	648,361	–	654,475
Disposals	–	–	(27)	–	–	(27)
At December 31, 2006	994,827	36,769	153,222	3,577,590	94,002	4,856,410
						–
Accumulated Amortization and Impairment						–
At December 31, 2004, as restated	–	(2,785)	(16,065)	(71,051)	(9,179)	(99,080)
Charge for the year	–	(3,759)	(19,908)	(53,321)	(12,239)	(89,227)
Impairment	(969,248)	–	–	–	–	(969,248)
At December 31, 2005, as restated	(969,248)	(6,544)	(35,973)	(124,372)	(21,418)	(1,157,555)
Charge for the year	–	(4,089)	(21,822)	(69,666)	(12,239)	(107,816)
Disposals	–	–	6	–	–	6
Impairment	(25,579)	(19,925)	–	–	(51,715)	(97,219)
At December 31, 2006	(994,827)	(30,558)	(57,789)	(194,038)	(85,372)	(1,362,584)
Net book value at December 31, 2004, as restated	969,248	31,269	122,042	2,206,995	84,823	3,414,377
Net book value at December 31, 2005, as restated	25,579	29,672	111,715	2,804,857	72,584	3,044,407
Net book value at December 31, 2006	–	6,211	95,433	3,383,552	8,629	3,493,826

Oracle E-Business Suite (OEBS)

As of December 31, 2006 software includes OEBS software with a gross book value of 1,930,708 (2005: 1,549,000) including implementation costs totaling 453,445 (2005: 292,545) and interest capitalized totaling 557,746 (2005: 336,938). Capitalization rate is 13.55% (2005: 14.91 %). In accordance with the supply contract, the Company acquired non-exclusive licenses for 18,049 users of E-business Suite 2003 Professional.

The Company will commence amortizing the value of the mentioned software from the date of its implementation, proportionally to the quantity of licenses used, over the useful life of the licenses. Full implementation of Oracle E-Business Suite software is expected to be completed by 2008.

Amdocs Billing Suite

As of December 31, 2006 software also includes Amdocs Billing Suite software with a gross book value of 1,253,983 (2005: 1,063,411), including the implementation costs totaling 320,397 (2005: 134,659) and interest capitalized totaling 48,665 (2005: 43,832). Capitalization rate is 6% (2005: 6%). The project of implementation of the unified billing system is expected to last 4-5 years.

7. Intangible Assets and Goodwill, net (continued)

Amdocs Billing Suite (continued)

Amdocs Billing Suite software was supplied by LLC "IBM Eastern Europe/Asia" in December 2004, in exchange for zero coupon 18 promissory notes for the total amount of 1,093,751. As of December 31, 2006 the Company fully repaid the promissory notes issued.

The Company will start amortizing this asset from the date of software implementation. Until then the Company annually tests this software for impairment.

Licenses

As of December 31, 2006 licenses mainly included licenses for providing the following types of services:

- local and intrazone telecommunication services;
- local telecommunication services by payphones;
- cellular services (GSM 900, GSM 1800, NMT-450, AMPS/D-AMPS);
- rent of channels;
- telematic services;
- data transmission services.

Trade Mark

Trade marks were acquired through business combination with OJSC "RTS" and CJSC "ATS".

As of December 31, 2006 the loss on impairment of trade mark of OJSC "RTS", a subsidiary of the Company, was recognized in amount of 19,925.

Customer List

Customer list was acquired through business combination with OJSC "RTS".

As of December 31, 2006 the loss on impairment of carrying value of the customer list of OJSC "RTS", a subsidiary of the Company, was recognized in amount of 51,715.

Impairment Testing of Goodwill and Intangibles with Indefinite Lives

Goodwill acquired through business combinations has been allocated to the following cash-generating units for impairment testing:

- OJSC ATS
- OJSC RTS

The carrying amounts of goodwill allocated to each of the cash-generating units were as follows:

	2006	2005
OJSC "RTS"	–	969,248
CJSC "ATS"	25,579	25,579
Total	**25,579**	994,827

7. Intangible Assets and Goodwill, net (continued)

OJSC "RTS"

The recoverable amounts of OJSC "RTS" have been determined based on a value in use calculation using cash flow projections based on financial budgets approved by senior management covering a five-year period. The pre-tax discount rate applied to cash flow projections is 20.5% (2005: 20.5%) and cash flows beyond the 5-year period were extrapolated using 5% (2005: 6%) growth rate that is the long-term average growth rate assessed by the management for this subsidiary. In the year 2006 the Company reconsidered its expectations with regard to future earnings of OJSC RTS, and, respectively, decreased expected net cash flows of OJSC RTS within the five year forecast used for impairment testing.

As of December 31, 2005 the impairment loss identified with respect to this cash generating unit was allocated entirely to reduce the carrying amount of the goodwill. In 2006 identified impairment loss was allocated to the operating fixed assets and intangible assets of this entity pro rata on the basis of their carrying amount (Note 6).

CJSC "ATS"

Recoverable amounts of CJSC "ATS" have been determined based on value in use calculation using cash flow projections based on financial budgets approved by senior management covering a five-year period. The pre-tax discount rate applied to cash flow projections is 24% (2005: 23%). The growth rate used to extrapolate the cash flows of OJSC "ATS" beyond the five-year period is 3% (2005: 3.5%). This growth rate generally coincides with the long-term average growth rate for the market in Tver Region of the Russian Federation where the entity and its subsidiary operate.

As of December 31, 2006 impairment loss was identified with respect to this cash generating unit. As a result impairment loss for the full amount of goodwill was recognized.

The following describes key assumptions on which management based its cash flow projections to undertake impairment testing of goodwill:

- Discount rate is the rate that reflects the time value of money and the specific risks assumed by the management with respect to the assets for which the future cash flow estimates are projected. This is the benchmark used by the management to assess operating performance and to evaluate future investment proposals. In determining appropriate discount rate, regard has been given to the financial market yields.

- Growth rate estimates assumed to extrapolate cash flows beyond the budget period are based on published industry research and are adjusted if necessary to account for the consequence of changes in industry regulation and the market perspectives of the cash generating unit under review.

Impairment test of Intangible Assets not yet Available for Use

The Company performed impairment tests of intangible assets not yet available for use. These assets represent costs related to Oracle E-Business Suite and Amdocs Billing Suite implementations totaling 3,184,691 at December 31, 2006 (as of December 31, 2005: 2,612,411). As of December 31, 2006 no impairment was identified.

8. Consolidated Subsidiaries

Subsidiaries consolidated and the share of voting interest held by the Company, are as follows:

Subsidiary	Main activity	Ownership,% 2006	Ownership,% 2005	Voting Shares 2006	Voting Shares 2005
CJSC "Vladimir Teleservice"	Communication Services	**100**	100	**100**	100
LLC "Mobilcom"	Communication Services	**100**	100	**100**	100
LLC "Teleport Ivanovo"	Communication Services	**100**	100	**100**	100
LLL "Telecom Terminal"	Repair and maintenance services	**100**	100	**100**	100
LLC "Telecom Stroi"	Construction Services	**100**	100	**100**	100
OJSC "RTS"	Communication Services	**100**	100	**100**	100
CJSC "ATS"	Communication Services	**100**	100	**100**	100
LLC "Tver Telecom"	Communication Services	**85**	85	**85**	85
LLC "Vladpage"	Communication Services	–	75	–	75
LLC "Svyaz–Service–Irga"	Communication Services	**70**	70	**70**	70
LLC "Vladimirskii Taksofon"	Communication Services	**51**	51	**51**	51
CJSC "Telecom Ryazanskoi oblasti"	Communication Services	**50.9**	50.9	**50.9**	50.9
LLC "Operatorski Tsentr"[1]	Communication Services	**100**	100	**100**	100
OJSC "TeleNET"[2]	Communication Services	**100**	100	**100**	100
CJSC "Rosnet International"[2]	Communication Services	**99**	99	**99**	99
LLC "Ortes"[2]	Communication Services	–	100	–	100
CJSC "Restel"[2]	Communication Services	–	100	–	100
LLC "Rosnet Neva"[2]	Communication Services	–	100	–	100

All the above companies have the same financial year as the Company.

In June 2006 in accordance with the decision of the Board of Directors dated May 11, 2004 the Company disposed of a 75 % stake in CJSC "Vladpage" due to liquidation of this subsidiary. Carrying amount of net assets as of the date of disposal was (168).

During 2006 LLC "Ortes", CJSC "Restel" and LLC "Rosnet Neva" (subsidiaries of OJSC "RTS") were sold.

9. Investments in Associates, net

Investments in associates comprised the following at December 31:

Associate	Activity	2006 Voting shares	2006 Carrying value	2005, as restated Voting shares	2005, as restated Carrying value
CJSC "Centrtelecom Service"	Communication Services	**74.9%**	**47,071**	74.9%	26,278
CJSC "TeleRossVoronej"	Communication Services	**50%**	**425**	50%	592
Joint venture	Cellular Services	**30%**	**14,579**	30%	14,579
OJSC "Telecommunications company Rinfotels"	Communication Services	**26%**	**1,270**	26%	1,225
CJSC "SK Kostars"	Insurance Services	–	–	28%	4,277
CJSC "Belgorodskaya Sotovaya Svyaz"	Cellular Services	–	–	30%	–
CJSC "Smolenskaya Sotovaya Svyaz"	Cellular Services	–	–	40%	–
Provision for impairment			**(11,817)**		(592)
Total			**51,528**		46,359

[1] Subsidiary is under control of CJSC "ATS"
[2] Subsidiary is under control of OJSC "RTS"

9. Investments in Associates, net (continued)

All the above companies are Russian legal entities incorporated in accordance with Russian legislation and have the same financial year as the Company.

In 2006 the Company deconsolidated its investments in CJSC "CenterTelecomService" where it owns 74.9% of voting shares and which was presented in prior periods as the subsidiary controlled by the Company. The rest 25.1% of voting shares is owned by the minority shareholder.

The Company recognized the absence of the control over this entity due to restrictions in its majority voting power in the Board of directors of the entity. Respectively, the Company and minority shareholder have a joint control over the entity based on which the Company classified this investment as investment in the joint venture and accounted for it under equity method. Comparative amounts of the assets, liabilities and the results of operations as of December 31, 2005 and for the year then ended were adjusted respectively.

As a result of CJSC "SK Kostars" additional share emission the Company's share decreased from 28% to 9% and the Company reclassified this investment into Long-term investments available-for-sale (Note 10).

Disposal of shares in associates for 2006 is presented below:

Associate	Main activity	Carrying value of investment in associate	Sale of share in equity on the date of transaction, %	Proceeds from sale
CJSC "Belgorodskaya Sotovaya Svyaz"	Cellular Services	–	30%	10,251
CJSC "Smolenskaya Sotovaya Svyaz"	Cellular Services	–	40%	11,390
Total		–		**21,641**

Gain from sale of shares in associates reported as 20,793 (Note 29).

Movement in investments in associates for the years ended December 31, 2006 and 2005 is presented below:

	2006	2005 as restated
Investments in associates as of January 1	**46,359**	34,546
Share of income net of income tax and dividends received	**20,671**	9,127
Reclassification of associates	**(4,277)**	462
(Accrual)/recovery of provision for impairment	**(11,225)**	2,224
Investments in associates as of December 31	**51,528**	46,359

In 2006 the amount of the share of net income from associates is presented net of income tax 166 (2005: 318). Dividends received (net of tax) in 2006 amounted to 1,841 (2005: 3,530).

9. Investments in Associates, net (continued)

The following table illustrates summarized financial information of the associates:

Associate	Voting shares	Assets	Liabilities	Revenue	Net income/(loss)
2006					
CJSC "Centrtelecom Service"	**74.9%**	**129,353**	**(66,508)**	**218,920**	**31,329**
CJSC "TeleRossVoronej"	**50%**	**2,965**	**(2,115)**	**1,571**	**(292)**
OJSC "Telecommunications company Rinfotels"	**26%**	**6,848**	**(1,962)**	**13,712**	**344**
2005					
CJSC "Centrtelecom Service"	74.9%	43,983	(8,898)	91,676	14,662
CJSC "TeleRossVoronej"	50%	4,272	(2,899)	3,674	(308)
OJSC "Telecommunications company Rinfotels"	26%	6,895	(985)	10,850	146
CJSC "SK Kostars"	28%	5,895	(8,486)	10,976	3,269
CJSC "Belgorodskaya Sotovaya Svyaz"	30%	351,286	(680,986)	101,928	(139,482)
CJSC "Smolenskaya Sotovaya Svyaz"	40%	4,272	(585,357)	79,982	(114,066)

Investments in Joint Venture

The company owns a 30% stake in a joint venture with LLC "Topsnabinvest" and LLC "Bowling-Center" established for the purpose of producing, development, and commercial use of the communal system of the radiotelephone network in CDMA standard in Ivanovo. The joint venture agreement was signed on November 29, 2002 for the period of 8 years.

The share of the Company in assets, liabilities, revenues and expenses of this joint venture are accounted for using the equity method. Additional information relating to this joint venture as of December 31, 2006 and 2005 and for the years then ended is presented below:

	2006	2005
% of ownership	**30%**	30%
Non-current assets	**38,098**	39,992
Current assets	**13,881**	11,400
Current liabilities	**(3,383)**	(2,796)
Total net assets	**48,596**	48,596
Share in net assets	**14,579**	14,579
Revenue	**6,769**	11,891
Operating expenses	**(8,331)**	(10,056)
Other income and expenses	**(112)**	(192)
Total net income	**(1,674)**	1,643
Total share in net income	**(502)**	493

Net income generated by this joint venture is distributed during the financial year therefore net assets and the Company's share of net assets are shown after distribution.

9. Investments in Associates, net (continued)

Investments in Joint Venture (continued)

In 2006 the Company accrued provision for impairment of investment in this joint venture in amount of 11,392.

10. Investments

Investments comprised the following as of December 31:

	2006	2005 as restated
Long-term promissory notes purchased	**1,091,208**	163
Long-term investments available-for-sale	**27,183**	25,621
Total long-term investments	**1,118,391**	25,784
Short-term part of long-term promissory notes purchased	**841,970**	9,580
Rouble denominated short-term bank deposits	**30,000**	–
Total short-term investments	**871,970**	9,580
Total investments	**1,990,361**	35,364

As of December 31, 2006 investments included promissory notes of OJSC "RTK-Leasing", including long-term part in amount of 1,091,045 and short-term part in amount of 834,025. Promissory notes are presented at amortized cost measured using the effective interest rate 10.12-16.78% (Note 20).

Rouble denominated short-term bank deposits represent agreements with OJSC AKB "Svyaz-Bank" and with OJSC AKB "Promsvyazbank" signed in October 2006. Agreements mature on June 29, 2007 and July 01, 2007. Amount of minimum balance under each agreement is 15,000. Interest rate is 5.5% per annum.

Available–for-sale investments comprised the following as of December 31:

Company	2006		2005	
	Ownership interest	Carrying value	Ownership interest	Carrying value
OJSC "Svyazintech"	**18%**	**20,603**	18%	20,603
CJSC "SK Kostars" (Note 9)	**9%**	**4,277**	–	–
OJSC "Bank Tulskii Promishlennik"	**0.41%**	**588**	0.8%	588
CJSC "Oskoltelecom"	**12.41%**	**474**	12.41%	474
OJSC "AKB Svyaz-Bank"	**0.09%**	**449**	1.28%	449
OJSC Sanatorium "Krugozor"	–	–	2.47%	2,008
Other	**0.2%-6.6%**	**792**	0.2%-6.6%	1,499
Total		**27,183**		25,621

All presented above available for sale investments are unquoted. Management believes that the carrying amount of these investments approximates their fair values.

In December 2006 the Company sold its share in OJSC Sanatorium "Krugozor" for 720.

11. Long-Term Accounts Receivable and Other Assets

Long-term accounts receivable and other assets comprised the following as of December 31:

	2006	2005 as restated
VAT receivable	**141,041**	199,885
Long-term loans given to employees	**8,059**	20,034
Other long-term financial assets	**1,075**	1,464
Total	**150,175**	221,383

Long-term loans given to employees are accounted at amortized cost using the effective interest rate of 17% as of December 31, 2006 (2005: 21%).

12. Long-Term Advances Given, net

Long-term advances given to suppliers of equipment comprised the following as of December 31:

	2006	2005
Advances given for capital construction	**236,844**	611,654
Acquisition and implementation of software	**211,817**	339,528
Provision for impairment of advances for capital construction	**(3,464)**	–
Total	**445,197**	951,182

13. Inventories, net

Inventories comprised the following as of December 31:

	2006	2005 as restated
Cable, materials and spare parts for telecommunications equipment	**163,694**	193,904
Construction materials, fuels and instruments	**79,444**	92,839
Finished goods and goods for resale	**21,802**	16,458
Other inventories	**193,722**	210,587
Provision for inventory obsolescence	**(14)**	(585)
Total	**458,648**	513,203

The amount of write-down of inventories recognized as an expense is 1,120,939 (2005: 1,116,973). This expense is included into the line "Materials, repairs and maintenance, utilities" of Consolidated Income Statement.

14. Trade and Other Receivables, net

Accounts receivable comprised the following as of December 31:

	2006	2005 as restated
Trade receivables – telecommunication services	**3,263,036**	3,787,325
Trade receivables – other	**197,925**	286,581
Provision for impairment	**(1,006,185)**	(2,213,112)
Total	**2,454,776**	1,860,794

Trade Accounts receivable for telecommunication services were due from the following major customer groups as of December 31:

	2006	2005 as restated
Corporate customers	**1,445,486**	583,493
Residential customers	**1,065,636**	1,223,344
Government customers	**143,854**	158,223
Tariff compensation from the state budget	**608,060**	1,822,265
Total	**3,263,036**	3,787,325

The Company invoices its governmental and corporate customers on a monthly basis. The Company sends monthly payment requests and substantially relies upon these customers to remit payments based on the received payment requests. All customer payments are based upon tariffs, denominated in Roubles, in effect at the time the calls are made.

Receivables resulted from tariff compensation from the state budget related to granting privileges to certain categories of subscribers account for 17.6% of the total amount of trade accounts receivable as of December 31, 2006 (44.7 % as of December 31, 2005). These accounts receivable emerged before January 2005, when Article 47 of Federal Law No. 126-FZ, dated July 7, 2003, "On Telecommunications" came into force. This Article changed the procedure for granting privileges to individuals in the provision of services of telecommunication organizations. Before January 2005, telecommunication services users eligible for privileges paid 50% of their cost by themselves, and 50% was subject to compensation from the state budget.

In 2005, the budgets did not provide for financing the outstanding receivables resulted from tariff compensation from the state budget related to granting privileges to certain categories of subscribers in the previous periods.

In 2006, as a result of claims and actions, the arbitration courts satisfied 1,564,739 from the federal budget to cover the Company's accounts receivable resulting from services provided earlier to privileged categories of citizens. Of that amount, 1,022,318 was received in cash.

The abovementioned accounts receivable on compensation from the state budget are doubtful, since they were not paid in accordance with contractual terms and are not secured by relevant guarantees. The Company will continue efforts to recover funds from the federal budget to compensate for this debt. However, taking into account the difficulties related to the recovery of such debts for the previous periods, the Company assessed the possibility of collection of debts on compensation for granting privileges to certain categories of subscribers in December 2006, and considering possibilities of debt recovery, created a provision for impairment of these receivables in the amount of 608,060 , which accounts for 100 % of the total amount of debt of the social security authorities as of December 31, 2006.

14. Trade and Other Receivables, net (continued)

Increase of accounts receivable from corporate customers is explained by increase of receivables from operators, in particular, increase of receivables from OJSC "Rostelecom" amounting to 767,820 and increase of receivables from other operators amounting to 94,173. Increase of receivables due from OJSC "Rostelecom" resulted from the changes in the industry regulations with regard to the principles of providing domestic and international long-distance services (DLD and ILD). The annual revenues associated with OJSC "Rostelecom" relate to traffic transmission services provided by the Company to this operator. In addition, starting from January 1, 2006 the Company acted as an agent of OJSC "Rostelecom" and on behalf of OJSC "Rostelecom" collects its receivables from the subscribers and then invoices OJSC "Rostelecom" for the services rendered based on the amount of cash collected (Note 35).

The following summarizes movement in the provision for impairment of trade and other receivables:

	2006	2005 as restated
Balance at January 1	**(2,213,112)**	(1,993,746)
Recovery (charge) for the year	**972,082**	(304,768)
Acquisition of subsidiaries	**–**	(79,873)
Trade receivables written off	**234,845**	165,275
Balance at December 31	**(1,006,185)**	(2,213,112)

15. Prepaid Income Tax

Increase of income tax prepayment by 356,568 was due to following facts:

- on December 04, 2006 the Company filed adjusted tax return in amount of 222,760 due to reconsideration of expenses deductible for tax purposes in the year 2003;
- increase of income tax advances paid in fourth quarter 2006 in comparison with fourth quarter 2005.

16. Other Current Assets, net

Other current assets comprised the following as of December 31:

	2006	2005 as restated
VAT receivable	453,266	1,025,695
Other receivables and current assets	174,903	145,679
Prepayments and advance payments	135,207	162,375
Deferred expenses	143,296	209,686
Other prepaid taxes	18,137	30,226
Receivables from fixed assets' sale	16,038	19,724
Settlements with personnel	12,601	11,192
Short-term loans given	1,430	1,778
Provision for impairment	(79,495)	(61,590)
Total	**875,383**	**1,544,765**

Decrease of other current assets by 669,382 was due to VAT receivable decrease by 572,429.

Federal Law No. 119-FZ dated July 22, 2005, introduced amendments to the Tax Code effective January 1, 2006. According to these amended provisions VAT taxable base on sales of goods (rendering of services) is determined at the earliest of:

- date of goods (services) shipment (rendering);
- date of payment (partial payment) for subsequent delivery of goods (services), transfer of rights of ownership.

Deferred expenses decreased mainly due to decrease of prepaid insurance expenses.

17. Cash and Cash Equivalents

Cash and cash equivalents comprise the following as of December 31:

	2006	2005 as restated
Rouble denominated cash in hand and balances with banks	**901,919**	972,160
Foreign currency denominated balances with banks	**13,227**	1
Rouble denominated short-term bank deposits	**330,073**	2,200
	1,245,219	974,361

Cash at banks earns floating interest at rates based on the cash balances on Company's bank accounts.

Short-term bank deposits earn interest at the rate 5.5% (2005: 9.5%).

18. Significant Non-Cash Transactions

Included in revenues are non-cash transactions amounting to 5,094,867 (2005: 1,352,094). These transactions represent mainly mutual offset of the balances with the same customer or supplier incurred in the course of normal operating activities.

In addition in 2006, the Company received equipment contributions in the amount of 7,230 (2005: 77,932).

Non-cash transactions have been excluded from the Consolidated Cash Flow Statement.

19. Equity

The total number of outstanding shares comprised the following as of December 31:

	Number of shares authorized (thousands)	Treasury shares (thousands)	Number of shares outstanding (thousands)	Par value	Carrying value	Treasury shares (thousands roubles)	Carrying value
As of December 31, 2004	**2,104,000**	**–**	**2,104,000**	**631,200**	**1,219,366**	**–**	**1,219,366**
Preference	525,993	–	525,993	1,577,979	1,725,020	–	1,725,020
Ordinary	1,578,007	(240)	1,577,767	4,733,301	5,175,145	(720)	5,174,425
As of December 31, 2005	**2,104,000**	**(240)**	**2,103,760**	**6,311,280**	**6,900,165**	**(720)**	**6,899,445**
Preference	525,993		525,993	1,577,979	1,725,020		1,725,020
Ordinary	1,578,007	(240)	1,577,767	4,733,301	5,175,145	(720)	5,174,425
As of December 31, 2006	**2,104,000**	**(240)**	**2,103,760**	**6,311,280**	**6,900,165**	**(720)**	**6,899,445**

The ordinary and preference shares have a nominal value of 3 roubles per share. All authorized shares have been issued and fully paid.

The difference between the total par value and the total carrying value of share capital represents the effects of inflation accumulated through January 1, 2003.

The ordinary shareholders are entitled to one vote per share.

19. Equity (continued)

Preference shares give the holders the right to participate in general shareholders' meetings without voting rights except in instances where decisions are made in relation to changes and amendments to the Company's charter which restrict the rights of preference shareholders. The preference shares have no rights of redemption or conversion but carry non-cumulative dividends per share of 10% of net income for the year determined under the Russian accounting principles. If the Company fails to pay dividends, or has no profits in any year, the preferred shareholders have the right to vote in the general shareholders' meeting. Owners of preference shares have the right to participate in and vote on all issues within the competence of general meetings following the annual general meeting at which a decision not to pay (or to pay partially) dividends on preferred shares has been taken. The annual amount of dividends on preference shares may not be less than the dividends on ordinary shares. The owners of preference shares participate in earnings along with ordinary shareholders. Accordingly, the Company's preference shares are considered participating equity instruments for the purpose of earnings per share calculations (refer to Note 32).

In case of liquidation, the property remaining after settlement with creditors, payment of preferred dividends and redemption of the par value of preferred shares is distributed among preferred and ordinary shareholders proportionately to the number of owned shares.

Treasury stock represents ordinary shares of the Company, held by a subsidiary of the Company.

Dividends were declared in 2006 in respect of 2005 to holders of ordinary shares and preference shares of 0.0674191 roubles per ordinary share (2005: 0.0630084 roubles per ordinary share) and 0.1270937 roubles per preference share (2005: 0.0756115 roubles per preference share). Total amount of dividends declared is presented in Note 33.

In accordance with the Russian legislation, dividends may only be declared to the shareholders of the Company from net income for the year as reported in the Company's Russian statutory financial statements. OJSC "CenterTelecom" reported net income of 2,047,849 and 654,923 in its statutory financial statements in 2006 and 2005, respectively.

On August 22, 2001, the Company placed Level 1 American Depository Receipts (ADR). Each depository receipt is equal to 100 ordinary shares of the Company. According to the order of the Federal Financial Markets Service of the Russian Federation #05-58/pz-i dated January 19, 2005 the Company was authorized to circulate 623,312,699 shares outside the Russian Federation in form of ADR. At the end of 2006 the Company registered 420,989 ADR (2005: 417,494) and deposited 42,098,900 (2005: 41,749,400) ordinary shares, which amounted to 2.67% (2005: 2.65%) of all issued ordinary shares.

The following table represents ADR registration for 2004-2006:

	ADR (quantity)	Ordinary Shares Equivalent (quantity)	Ordinary Shares, %	Charter Capital, %
December 31, 2004	**231,928**	**23,192,800**	**1.47%**	**1.10%**
Increase 2005	185,566	18,556,600		
December 31, 2005	**417,494**	**41,749,400**	**2.65%**	**1.98%**
Increase 2006	3,495	349,500		
December 31, 2006	**420,989**	**42,098,900**	**2.67%**	**2.00%**

Currently ADR are traded on the following stock markets:

Stock market	CUSIP(WKN)	ADR ticker	ISIN
Over-the-counter(OTC) Market (USA)	15548M108	CRMUY	US15548M1080
Frankfurt Stock Exchange(FSE)	798404	CRMUy.F	US15548M1080
Berlin Stock Exchange (BerSE)	798404	CRMUy.BE	US15548M1080

19. Equity (continued)

The Company's shareholding structure as of December 31, 2006 was as follows:

	Ordinary shares		Preference shares		
	Number (thousands)	%	Number (thousands)	%	Total
OJSC "Svyazinvest"	799,868	50.69	–	–	799,868
Other legal entities	684,826	43.40	451,733	85.88	1,136,559
Individuals	93,313	5.91	74,260	14.12	167,573
Total	**1,578,007**	**100.00**	**525,993**	**100.00**	**2,104,000**

20. Borrowings

Borrowings comprised the following as of December 31:

	Effective interest rate	Maturity date	2006	2005 as restated
Short-term borrowings				
Bank loans (Roubles)	11.5%-15.3%		33,887	1,581,640
Interest accrued on promissory notes (Roubles)			292,036	162,984
Interest accrued on promissory notes (US dollars)			–	1,820
Interest accrued on bank loans (US dollars)			46,160	1,775
Interest accrued on bank loans (Euro)			51	75,655
Interest accrued on bank loans (Roubles)			165	11,521
Interest accrued on bonds (Roubles)			402,239	428,769
Interest accrued on vendor financing (Euro)			165	502
Interest accrued on vendor financing (US dollars)			–	44
Total Interest accrued			740,816	683,070
Total short–term borrowings			774,703	2,264,710
Long–term borrowings				
Bank loans (Roubles)	12.5%-13.2%	2008-2013	424,740	6,349,962
Bank loans (US dollars)	9.61%	2007-2010	2,951,945	125,594
Bank loans (Euro)	7.9%	2007-2012	353,211	428,914
Total bank loans			3,729,896	6,904,470
Bonds (Roubles)	8.48%-14.84%	2007-2012	8,495,336	7,508,966
Vendor financing (Roubles)			-	1,770
Vendor financing (US Dollars)	7%-9%	2010	24,266	25,307
Vendor financing (Euro)	6%-9%%	2008	28,838	89,415
Total vendor financing			53,104	116,492
Promissory notes (Roubles)	9.76%-12.16%	2007-2025	6,790,779	4,378,192
Promissory notes (US Dollars)	6%		–	378,751
Total promissory notes			6,790,779	4,756,943
Interest accrued on promissory notes (Roubles)			90,831	-
Interest accrued on loans from customers (Roubles)			3,442	2,753
Total Interest accrued			94,273	2,753
Loans from customers (Roubles)			77,509	78,702
Total long-term borrowings			19,240,897	19,368,326
Less: Current portion of long-term borrowings			(3,249,054)	(12,543,797)
Total long-term part of borrowings			15,991,843	6,824,529

20. Borrowings (continued)

Long-term debt is repayable as follows:

Maturity date	Bank loans	Bonds	Vendor financing	Promissory notes	Restructured loans from customers	Total
2007	194,478	696	28,838	3,016,165	8,877	**3,249,054**
2008	261,295	64	–	701,867	559	**963,785**
2009	197,520	5,518,458	–	1,273,251	750	**6,989,979**
2010	3,014,978	887,894	24,266	1,265,045	408	**5,192,591**
2011	57,294	2,088,224	–	617,396	68,614	**2,831,528**
After 2011	4,331	–	–	7,886	1,743	**13,960**
Total	**3,729,896**	**8,495,336**	**53,104**	**6,881,610**	**80,951**	**19,240,897**

As of December 31, 2006 loans for 3,605 (2005: 5,839,934) and vendor financing for 22,039 (2005: 55,503) are guaranteed by collateral of property, plant and equipment with the carrying value of 169,296 (2005: 5,344,954) (Note 6).

The Company has not entered into any hedging arrangements in respect of its foreign currency obligations or interest rate exposures.

The carrying amounts of the Company's borrowings are denominated in the following currencies:

	2006	2005 as restated
Russian Roubles	**16,610,964**	20,505,259
US dollars	**3,022,371**	533,291
Euro	**382,265**	594,486
	20,015,600	21,633,036

Long-Term Loans and Borrowings

Bank Loans

Deutsche Bank

In October 2006 the Company raised a long-term US dollars denominated loan of 115,000 thousand US dollars initially originated by Deutsche Bank AG (initial lender). After provision of the loan the originator issued credit notes linked to the loan. The loan matures in 2010. The loan bears interest at 8.34% (margin 3.20% and MidSwap rate 5.14%). As of December 31, 2006, the outstanding amount was 2,951,945. The loan is not secured. The agreement stipulates the following debt covenants:

- the Company must ensure that the ratio of consolidated total borrowings to consolidated EBITDA must be less than 3.25:1;
- the Company must ensure that the ratio of consolidated total borrowings to consolidated net worth must be less than 2.25:1;
- the Company must ensure that the ratio of consolidated EBIT to consolidated finance costs must be greater than 1:1.

In case of these debt covenants violation, the margin is increased up to 3.50%.

20. Borrowings (continued)

Long-Term Loans and Borrowings (continued)

Bank Loans (continued)

Vnesheconombank

In 1995-1996, the Ministry of Finance of the Russian Federation provided long-term financing to the Company to purchase telecommunications equipment from various foreign vendors. Vnesheconombank acted as the agent on behalf of the Government of Russian Federation. The loan is denominated in Euro. In July 2005 the Company received a claim from the Ministry of Finance of the Russian Federation for immediate repayment of the outstanding amount of 457,428 (13,259 thousand Euro) overdue to the bank.

In December 2006 the Company and Ministry of Finance signed an amicable agreement that was approved on March 12, 2007 by Arbitration Court of Moscow Region. The terms of agreement are effective starting on December 27, 2006. In accordance with the agreement terms, debt will be repaid in equal installments before January 01, 2012 starting December 31, 2006. Interest on restructured debt is payable at 2%. In addition, penalty interest accrued for untimely payments in the amount of 175,386 (5,068 thousand Euro) is forgiven. As of December 31, 2006 the outstanding liability was accounted for at amortized cost using the effective interest rate of 7.9%, and amounted to 349,606 including short-term part in amount of 83,751.

Difference between carrying value of the debt and its amortized costs net of transaction expenses was recognized as a gain in amount of 163,170 and included into Other loss, net in the Consolidated Income Statement (Note 30).

In March 2007 the Company pledged property, plan and equipment amounting to 814,610 as collateral under this amicable agreement.

Bonds

On September 16, 2003 the Company issued 2,000,000 interest-bearing documentary non-convertible bearer bonds, Series 3, with par value of 1,000 Rubles each. The bonds mature in three years from the date of issue (September 2006) and provides semiannual coupons. The coupon interest rate was determined as 12.35%. In accordance with the decision of Board of Directors of the Company the bond issue had two put options at par - in February 2004 and September 2005. On September 16, 2006 the bonds were repaid in full.

On August 31, 2004 the Company issued 5,622,595 interest-bearing documentary non-convertible bearer bonds, Series 4, with par value of 1,000 Rubles each. The bonds mature in five years from the date of issue (August 21, 2009) and provide semiannual coupons. The coupon interest rate was determined at 13.80%. In accordance with the decision of Board of Directors of the Company these bonds issue have a put option at par in November 2006. Accordingly, amount of bonds under put option in November 2006 has been included into current portion of long-term liabilities at December 31, 2005. Due to the fact, that the bondholders did not exercise their right of early redemption, the outstanding amount of bonds was included into long-term liabilities at December 31, 2006 and respective gain in the amount of 39,630 was recognized and included into Other losses, net of Consolidated Income Statement (Note 30).

On September 5, 2006 the Company issued 3,000,000 interest-bearing documentary non-convertible bearer bonds Series 5, with par value of 1,000 Rubles each. The bonds mature as follows: 10% of par value on 1,274th day, 20% of par value on 1,465th day, 30% of par value on 1,638th day and 40% of par value on 1,820th day starting from the date of issue. The bonds provide semiannual coupons. The coupon interest rate for the first four coupons was determined at 8.09%. In accordance with the decision of Board of Directors of the Company these bonds issue have a put option at par on September 4, 2008.

20. Borrowings (continued)

Long-Term Loans and Borrowings (continued)

Vendor Financing

Mashpriborcom

In 1997 the Company entered into several agreements with Mashpriborcom under which it delivered telecommunication equipment to the Company. In accordance with agreements the liability matures in 2007. Amounts payable under these agreements are denominated in Euro. The agreements bear interest at 6%. Amount outstanding as of December 31, 2006 is 22,039. Agreements are secured with property, plant and equipment valued at 31,986.

Iskratel

In 2003-2004 the Company entered into several agreements with Iskratel, under which it delivered telecommunication equipment to the Company. Agreements mature in 2006-2007, are denominated in Euro and bear interest at 9%. As of December 31, 2006 the debt outstanding under these agreements amounted to 6,799. These liabilities are not secured.

Promissory Notes

LLC Brokerage Company "Region"

In 2005 the Company issued promissory notes to LLC "Region". The promissory notes mature in January 2007 and bear effective interest rate of 11.9%. The outstanding amount of promissory notes as of December 31, 2006 was equal to 1,300,493 and is reported as short-term part of long-term borrowings. Interest payable as of December 31, 2006 is equal to 161,924 and is reported as short-term borrowings. These liabilities are not secured.

LLC Brokerage Company "North-West Investment Center"

In 2005 the Company entered into several promissory notes agreements with LLC "North-West Investment Center". The promissory notes mature in 2006-2007 and bear effective interest rate of 12.1%. The outstanding amount of promissory notes as of December 31, 2006 was equal to 881,647 and is reported as short-term part of long-term borrowings. Interest payable as of December 31, 2006 is equal to 127,322 and is reported as short-term borrowings. These liabilities are not secured.

OJSC "Promsvyazbank"

In September 2006 the Company entered into promissory notes agreement with OJSC "Promsvyazbank" to finance its working capital. The promissory notes mature in 2009-2011 and bear effective interest rates of 10.17-11.26%. The outstanding amount of promissory notes as of December 31, 2006 was equal to 2,679,407 and is reported as long-term borrowings. Interest payable as of December 31, 2006 is equal 87,108 and is reported as long-term borrowings. These liabilities are not secured.

LLC "SV Capital Finance"

In December 2006 the Company entered into promissory notes agreement with LLC "SV Capital Finance". The promissory notes mature in 2007-2011 and bear effective interest rates of 9.76-10.56%. The outstanding amount of promissory notes as of December 31, 2006 in the amount of 834,025 is reported as short-term part of long-term borrowings, and in the amount of 1,091,045 is reported as long-term borrowings, respectively. Interest payable as of December 31, 2006 in the amount of 2,789 is reported as short-term borrowings, and in the amount of 3,723 is reported as long-term borrowings. These liabilities are not secured.

20. Borrowings (continued)

Long-Term Loans and Borrowings (continued)

Promissory Notes (continued)

LLC "SV Capital Finance" (continued)

Issuance of these promissory notes is a part of the plan developed by the Company in order to decrease the Company's finance charge on lease agreements signed with OJSC "RTK-Leasing". This plan included the following transactions:

1) Purchase of promissory notes issued by lessor OJSC "RTK-Leasing". The nominal amount of these promissory notes amounted to 2,269,969 and was equal to the lease payments under financial lease agreements with OJSC "RTK-Leasing" effective as of September 30, 2006 and due in the period from March 01, 2007 to September 30, 2011. Promissory notes issued by OJSC "RTK-Leasing" are payable one day before the next settlement of the lease obligation. Carrying value of the lessor's notes was determined using the market rate for the lessor's notes and was equal to 1,925,070. Promissory notes were purchased by the Company from LLC "SV Capital Finance" at their carrying value. The Company included these promissory notes into investments (Note 10).

2) Issue of promissory notes. The Company issued its own promissory notes with the carrying value amounting to 1,925,070 which is equal to the carrying value of the lessor's notes. These Company's notes were purchased by LLC "SV Capital Finance" at their carrying value. Promissory notes issued by the Company are payable one day before the next settlement of the lease obligation. Nominal amount of the Company's notes amounted to 2,201,618 and was determined with the use of the market rate for the Company's notes payable.

These transactions do not affect the lease agreements terms, but effectively reduce the lease charges for the Company.

21. Finance Lease Obligations

The Company entered into various finance lease agreements for telecommunication equipment. These leases have no terms of renewal, purchase options or escalation clauses. The title on the equipment is transferred to the Company at the end of the lease. Future minimum lease payments and their present values of were as follows as of December 31:

	2006		**2005, as restated**	
	Minimum lease payments	**Present value of payments**	**Minimum lease payments**	**Present value of payments**
Current portion	**1,549,607**	**1,136,973**	1,168,321	718,676
1 to 5 years	**1,693,751**	**1,395,583**	2,058,604	1,515,887
Total minimum lease payments	**3,243,358**	**2,532,556**	3,226,925	2,234,563
Less amounts representing finance charges	**(710,802)**		(992,362)	
Present value of minimum lease payments	**2,532,556**	**2,532,556**	2,234,563	2,234,563

21. Finance Lease Obligations (continued)

In 2006 and 2005, the Company's primary lessors were OJSC "RTC-Leasing", CJSC "PetroLeasing-Management" and OJSC "VTB-Leasing". In 2006 effective interest rate on lease liabilities ranged from 13.61% to 33.51% (2005: 19% to 42%).

OJSC "RTC-Leasing" purchases telecommunication equipment from domestic and foreign suppliers and provides such equipment to the Company under finance lease agreements. The Company's obligations under finance leases to OJSC "RTC-Leasing" as of December 31, 2006 comprised 2,065,748 (2005: 3,119,026), including 1,503,174 principal amount (2005: 2,147,160) and 562,574 interest payable (2005: 971,866).

OJSC "RTC-Leasing" is entitled to adjust the lease payment schedule in the event of a change in certain economic conditions, in particular, a change in the refinancing rate of the Central Bank of the Russian Federation.

In 2006 the Company signed leasing contracts with CJSC "PetroLeasing-Management" in the amount of 1,004,893 and OJSC "VTB-Leasing" in the amount of 879,900. Total minimum lease payments for these agreements during the lease term (36 and 33 months) are 1,884,793. Effective interest rate ranged from 12.8% to 14%.

As of December 31, 2006 finance lease obligations denominated in US Dollars and payable in Russian roubles comprised 26,010 (2005: 67,879).

22. Accounts Payable, Accrued Expenses and Advances Received

Accounts payable, accrued expenses and advances received comprised the following as of December 31:

	2006	**2005 as restated**
Trade accounts payable	**1,184,299**	771,195
Advances received from subscribers	**450,488**	466,016
Accounts payable to equipment suppliers and constructors	**1,666,083**	485,026
Salaries and wages	**729,495**	471,485
Other accounts payable	**25,706**	18,405
Total	**4,056,071**	2,212,127

Increase in accounts payable, accrued expenses and advances received by 1,843,944 resulted from:

1) increase in payables to operators for traffic transmission that resulted from signing new agreements on calls termination in operator's network with OJSC "Vympel-Communications", OJSC "Mobile TeleSystems", CJSC "Mobicom-Centr", OJSC "Recom" and other;
2) increase in payables to equipment suppliers and subcontractors as of the year end where in accordance with contracts terms equipment was delivered in the fourth quarter 2006 with payments due in 2007.

Accounts payable to equipment suppliers and constructors in the amount of 125,058 and 225,067 are included into trade payables as of December 31, 2006 and 2005, respectively, and denominated in foreign currency, primarily, US Dollars and Euro.

23. Other Taxes Payable

Current Taxes Payable

Current taxes payable, other than income tax, comprised the following as of December 31:

	2006	2005 as restated
Value added tax	**186,715**	902,858
Property tax	**161,547**	160,090
Personal income tax	**646**	817
Unified social tax	**9,475**	11,059
Other taxes	**30,068**	24,514
Total	**388,451**	1,099,338

Included in value added tax payable are 125,685 (2005: 571,997) of value added tax that is payable to the tax authorities when the underlying receivable is recovered or written off.

Federal Law No. 119-FZ dated July 22, 2005, introduced amendments to the Tax Code effective January 1, 2006. According to these amended provisions VAT taxable base on sales of goods (rendering of services) is determined at the earliest of:

- date of goods (services) shipment (rendering);
- date of payment (partial payment) for subsequent delivery of goods (services), transfer of rights of ownership.

Long-Term Taxes Payable

Long-term taxes payable comprise overdue debt repayments for various taxes which were restructured for the period of up to 10 years in accordance with regulation #1002 of the Government of Russian Federation dated September 3, 1999 "On procedure and time limits of restructuring of tax payables of legal entities" and in accordance with regulation #442 of the Administration of the Tula Region dated August 9, 2002. "On procedure of restructuring in 2002 of payables (principal debt, fines and penalties) of legal entities before regional tax budget that forms territorial road fund"; Regulation of Heads of Administration of the Vladimir region #368 dated June 26, 2001 and #168 dated July 12, 2001; Regulation of the Administration of the Voronej region #959 dated August 29, 2001, as shown below:

	2006			2005		
	Federal	Regional taxes and other state funds	Total	Federal	Regional taxes and other state funds	Total
Current	**176**	**877**	**1,053**	1,572	884	2,456
1 to 2 years	**615**	**428**	**1,043**	3,723	1,108	4,831
2 to 3 years	**549**	**383**	**932**	4,791	672	5,463
3 to 4 years	**490**	**425**	**915**	6,211	600	6,811
4 to 5 years	**326**	**450**	**776**	4,492	607	5,099
Thereafter	**–**		**–**	2,587	402	2,989
Total restructured	**2,154**	**2,563**	**4,719**	23,376	4,273	27,649
Less: current portion of taxes payable	**176**	**877**	**1,053**	1,572	884	2,456
Long-term portion of restructured taxes	**1,980**	**1,686**	**3,666**	21,804	3,389	25,193

23. Other Taxes Payable (continued)

Long-Term Taxes Payable (continued)

Long-term taxes payable have been recorded at their fair values at the date when an obligation was incurred. In subsequent periods these payables were recorded at amortized cost. Fair value was determined as the net present value of the future cash flows using a discount rate of 12% which is the current average borrowing rate for the Company.

On March 30, 2006 Interregional Inspectorate No.7 of the Federal Tax Service of the Russian Federation approved decision on write-off of the penalties and fines related to income tax and VAT in the amount of 29,087.

24. Pensions and Other Post-Employment Benefits

In addition to statutory pension benefits, the Company also contributes to post-employment benefit plan which covers most of its employees.

The defined benefit pension plan provides old age retirement pension and disability pension. The plans provide for payment of retirement benefits starting from statutory retirement age which is currently 55 for women and 60 for men. According to the plan terms, the pensions depends on participants' positions and are not linked to salaries. In order to be eligible for the pension the employee should have past service period not less than fifteen years at the moment of retirement.

Non-government pension fund Telecom-Soyuz, which is related to the Company (Note 35), maintains the defined benefit pension plan. The Company funds the pension plan upon agreement with the pension fund at the moment of the employees retirement .

The Company further provides other long-term employee benefits of a defined benefit nature such are lump-sum payments upon retirement, death, disability and jubilees to its active and former employees. Additionally the Company provides financial support of a defined benefit nature to its old age and disabled pensioners.

As of December 31, 2006 there were 56,317 working employees participating in the defined benefit pension plan of the Company and 15,892 pensioners eligible to other post-employment benefit plans provided by the Company (as of December 31, 2005: 65,208 and 16,080 respectively).

As of December 31, 2006 and 2005 the net liabilities of the defined benefit pension and other post-employment benefit plans comprised the following:

	2006	**2005 as restated**
Present value of defined benefit obligation	**(2,677,215)**	(3,022,272)
Fair value of plan assets	**51,210**	229,091
Present value of unfunded obligation	**(2,626,005)**	(2,793,181)
Unrecognized past service cost	**352,248**	630,956
Unrecognized actuarial gains /(losses)	**(253,082)**	20,018
Net pension liability in the balance sheet	**(2,526,839)**	(2,142,207)

In 2006 the Company changed existing defined benefit plan by excluding one of the schemes which could have been chosen by working employees as at December 31, 2005. As a result, the present value of defined benefit obligation was decreased as compared to prior year.

24. Pensions and Other Post-Employment Benefits (continued)

The amount of net expense for the defined benefit pension and other post-employment benefit plans recognized in 2006 and 2005 were as follows:

	2006	2005 as restated
Current service cost	**(132,947)**	(121,659)
Interest cost on benefit obligation	**(211,473)**	(251,024)
Expected return on plan assets	**9,322**	29,689
Net actuarial losses/(gain) recognized in the year	–	3,457
Past service cost	**(144,252)**	(144,252)
Losses/(gains) on curtailments and settlements	**20,122**	(3,213)
Net expense for the defined benefit plan	**(459,228)**	(487,002)
Actual return on plan assets	**15,863**	12,086

Changes in the present value of the defined benefit obligation in 2006 and 2005 were as follows:

	2006	2005 as restated
Defined benefit obligation at January 1	**(3,022,272)**	(2,895,385)
Interest cost on benefit obligation	**(211,473)**	(251,024)
Current service cost	**(132,947)**	(121,659)
Past service cost	**134,455**	-
Benefits paid	**55,482**	80,122
Liabilities extinguished on settlements	**212,858**	485,036
Actuarial gains/(losses) on obligation	**286,682**	(319,362)
Defined benefit obligation at December 31	**(2,677,215)**	(3,022,272)

Changes in the fair value of plan assets in during 2006 and 2005 were as follows:

	2006	2005 as restated
Fair value of plan assets at January 1	**229,091**	419,303
Expected return	**9,322**	29,689
Actuarial gains/(losses)	**6,541**	(17,603)
Benefits paid	**(55,482)**	(80,122)
Assets distributed on settlement	**(212,858)**	(485,036)
Contributions by employer	**74,596**	362,860
Fair value of plan assets at December 31	**51,210**	229,091

The Company expects to contribute 110,700 to its defined benefit pension plans in 2007.

The major categories of plan assets as a percentage of the fair value of total plan assets are as follows:

	2006	2005
Russian equities	9.2%	1.5%
Russian corporate bonds	34.2%	22.7%
Russian government bonds	30.8%	39.0%
Russian corporate promissory notes	24.9%	33.1%
Other assets	0.9%	3.7%

24. Pensions and Other Post-Employment Benefits (continued)

As of December 31, 2006 and 2005 the principal actuarial assumptions of defined benefit pension and other post-employment benefit plans were as follows:

	2006	**2005**
Discount rate	**7%**	7%
Expected return on plan assets	**8.5%**	9.69%
Future salary increases	**9.2%**	8.15%
Relative pay increase (career progression)	**1%**	1%
Rate used for calculation of annuity value	**6%**	6%
Increase in financial support benefits	**5%**	5%
Staff turnover	**7%**	7%
Mortality tables (source of information)	**USSR 1985/86**	USSR 1985/86

The overall expected rate of return on assets as at December 31, 2006 and 2005 is determined based on the market prices prevailing on these dates and the structure of the plan assets portfolio. There has been change in the expected return on plan assets due to some decrease in return on corporate promissory notes and decrease in their share in total plan assets in 2006.

Amounts for the current and previous four periods are as follows:

	2006	**2005 as restated**	**2004 as restated**	**2003 as restated**	**2002 as restated**
Present value of defined benefit obligation	**(2,677,215)**	**(3,022,272)**	(2,895,385)	(2,929,221)	(2,485,841)
Plan assets	**51,210**	**229,091**	(419,303)	(353,277)	(212,957)
(Deficit)/surplus	**(2,626,005)**	**(2,793,181)**	(3,314,688)	(3,282,498)	(2,698,798)
Experience adjustments on plan liabilities	**398,398**	**(112,552)**	607,645	(311,104)	(34,419)
Experience adjustments on plan assets	**6,541**	**(17,603)**	6,618	13,515	16,420

The amount of experience adjustments is included into actuarial gains and losses and represents effects of differences between the previous actuarial assumptions and what has actually occurred. Experience adjustments on plan liabilities in the year 2006 and prior periods were caused primarily by non-recurring considerable excess of actual number of dismissed employees, as well as of the change in the amount of benefits set out in the terms of the plan, over initially projected changes in respective parameters in the long-term perspective.

25. Provisions

During 2006 movements in current provisions were as follows:

	Personnel dismissal	**Tax provisions**	**Guarantees (Note 34)**	**Other**	**Total**
Balance at December 31, 2005, as restated	–	78,366	25,802		104,168
Additional provisions	34,947	12,437	–	6,939	54,323
Provision reclassified from long-term part	–	–	25,007	–	25,007
Provision amortized	–	–	(25,802)	–	(25,802)
Unused amounts reversed	–	(78,366)	–	–	(78,366)
Balance at December 31, 2006	**34,947**	**12,437**	**25,007**	**6,939**	**79,330**

25. Provisions (continued)

During 2006, movements in long-term provisions were as follows:

	Guarantees (Note 34)	Total
Balance at December 31, 2005, as restated	46,892	46,892
Additional provisions	–	–
Provision reclassed to current part	(25,007)	(25,007)
Balance at December 31, 2006	**21,885**	**21,885**

Personnel Dismissal

The Company created a provision for personnel dismissal in 2007 in the amount of 34,947.

26. Revenue

Revenues for the year ended December 31 comprised the following:

By revenue types	2006	2005 as restated
Long distance calls – domestic	–	5,054,521
Long distance calls – international	–	1,733,843
Intrazone telephone calls	**3,554,675**	2,114,565
Local telephone calls	**12,508,944**	10,819,111
Installation and connection fees	**1,050,327**	1,422,156
Documentary services	**46,142**	56,260
Cellular services	**258,870**	267,127
Radio and TV broadcasting	**724,277**	710,338
Data transfer and telemetric services	**516,987**	476,382
New services (Internet, ISDN, ADSL, IP-telephony)	**2,011,094**	1,336,716
Rent of telephone channels	**332,789**	248,175
Services to national operators	**5,244,210**	2,626,128
Fees on assistance services	**1,384,328**	–
Other telecommunication services	**1,293,377**	1,100,379
Other revenues	**557,431**	705,482
Total	**29,483,451**	28,671,183

Total revenue increased in 2006 by 812,268 due to the following reasons:

- increase in local and intrazone telephone calls due to increase of tariffs for local calls in the fourth quarter 2005 and introduction of calling-party-pays (CPP) principle effective July 01, 2006;
- increase in new services, primarily due to Internet services.

Following requirements of the Federal Law "On Communications", new regulations became effective starting January 1, 2006. These regulations led to significant changes in rendering intrazone, domestic and international telephone services.

Starting January 1, 2006 domestic and international long-distance telephone services are provided only by operators with respective licenses. According to the Company's license terms it ceased provision of DLD/ILD services and continued provision of intrazone telephone services.

In 2005 the Company did not present revenues from intrazone telephone services separately as no separate tariffs were approved for this type of services. In 2005 revenues from intrazone call services in the amount of 2,114,565 were presented combined with revenues from intercity calls services.

26. Revenue (continued)

The Company identifies revenue by the following major customer groups for the years ended December 31:

Customer groups	2006	2005 as restated
Residential customers	**14,787,509**	16,976,958
Corporate customers	**12,501,089**	9,557,065
Government customers	**2,194,853**	2,137,160
Total	**29,483,451**	28,671,183

27. Other Operating Expenses

Other operating expenses comprised the following for the year ended December 31:

	2006	2005 as restated
Lease of premises	**755,771**	432,452
Fire and other security services	**455,247**	436,017
Agency fees	**343,503**	174,253
Universal service fund payments	**259,692**	204,731
Insurance	**199,349**	214,896
Non-commercial partnership expenses (Note 35)	**185,624**	215,801
Bank services fees	**150,115**	151,202
Transportation services	**165,236**	188,638
Buildings maintenance	**120,576**	130,050
Audit and consulting fees	**94,440**	108,373
Advertising expenses	**97,554**	110,630
Cost of goods sold	**88,476**	258,074
Member fees, charity contribution, payments to labor unions	**75,235**	97,062
Telecommunication equipments maintenance	**71,580**	61,426
Education expenses	**65,415**	91,826
Civil Defense	**49,892**	35,256
Business travel expenses and representation costs	**35,568**	41,463
Post services	**21,696**	16,108
Fines and penalties	**17,263**	6,826
Other expenses	**491,791**	482,347
TOTAL	**3,744,023**	3,457,431

Other expenses include primarily provision for impairment of other current assets, expenses related to social expenditures, billing and cash collection services, cost of documentary, pay phone and other telecommunication services, representation expenses and other operating expenses.

28. Interest Expense, net

Interest expense, net for the years ended December 31 comprised the following:

	2006	2005 as restated
Interest income	**57,203**	9,056
Interest expense on loans, promissory notes, bonds	**(2,099,677)**	(2,084,541)
Interest expense on finance leases	**(576,379)**	(506,059)
Interest expense on vendor financing	**(7,476)**	(1,766)
Total	**(2,626,329)**	(2,583,310)

29. Gain on Subsidiaries, Associates and Other Investments, net

Gain on subsidiaries, associates and other investments for the years ended December 31 comprised the following:

	2006	2005 as restated
Gain on sale of CJSC "Belgorodskaya Sotovaya Svyaz"	9,827	–
Gain on sale of CJSC "Smolenskaya Sotovaya Svyaz"	10,966	–
Gain (loss) on sale of other investments	(1,209)	7,042
Loss from investments revaluation	–	(673)
(Provision for) recovery of impairment of other investments	(11,389)	2,289
Dividend income	2,235	214
Total	10,430	8,872

30. Other Loss, net

Other loss, net, for the years ended December 31, 2006 and 2005 comprised the following:

	2006	2005 as restated
Loss from impairment of goodwill arising on the acquisition of OJSC "RTS"	–	(969,248)
Loss from impairment of property, plan and equipment of OJSC "RTS"	(230,728)	–
Loss from impairment of intangible assets of OJSC "RTS"	(71,640)	–
Loss from impairment of goodwill arising on the acquisition of CJSC "ATS"	(25,579)	–
Gain on bonds series 04 (Note 20)	39,630	–
Gain on restructuring of Vnesheconombank debt (Note 20)	163,170	–
Other	(3,353)	12,352
Total	(128,500)	(956,896)

31. Income Tax

	2006	2005 as restated
Income tax expense – current	1,277,000	643 076
Adjustment recognized for income tax charge of the prior periods (Note 15)	(222,760)	–
Deferred tax benefit – origination and reversal of temporary differences	(267,825)	(242,200)
Income tax expense	786,415	400,876

Income/(loss) before taxation for financial reporting purposes is reconciled to tax expense as follows:

	2006	2005 as restated
Profit before income tax	2,622,040	(1,034,583)
Statutory income tax rate	24%	24%
Theoretical tax charge at statutory income tax rate	629,290	(248,300)
Increase (decrease) resulting from the effect of:		
Non-taxable income	(25,724)	(25,002)
Non-deductible expenses and effects of other permanent differences	182,849	674,178
Total income tax charge for the year	786,415	400,876

31. Income Tax (continued)

Deferred income tax assets and liabilities as of December 31, 2006 and 2005 were as follows:

	December 31, 2004, as restated	Origination and reversal of temporary differences, as restated	Subsidiaries acquisition, as restated	December 31, 2005, as restated	Origination and reversal of temporary differences, as restated	Write-off	December 31, 2006
Deferred tax assets:							
Accounts payable and accrued expenses	**122,228**	33,718	355	**156,301**	75,633	–	**231,934**
Accounts receivable	**101,707**	(67,962)	871	**34,616**	(17,235)	–	**17,381**
Pension liability	–	–	–	–	369,738	–	**369,738**
Finance lease	–	9,381	115	**9,496**	83,717	–	**93,213**
Deferred revenue	**86,576**	68,413	–	**154,989**	(18,159)	–	**136,830**
Other	**11,299**	(22,668)	18,082	**6,713**	17,919	(7,498)	**17,134**
Deferred tax asset, total	**321,810**	**20,882**	**19,423**	**362,115**	**511,613**	**(7,498)**	**866,230**
Deferred tax liabilities:		–					
Property, plant and equipment	**(424,352)**	236,969	(5,773)	**(193,156)**	11,902	–	**(181,254)**
Intangible assets	**(67,730)**	(73,383)	(585)	**(141,698)**	(244,214)	–	**(385,912)**
Finance lease	**(40,491)**	40,491	–	–	–	–	–
Loans	**(81,890)**	17,241	–	**(64,649)**	(11,476)	–	**(76,125)**
Deferred income tax liability, total	**(614,463)**	**221,318**	**(6,358)**	**(399,503)**	**(243,788)**	–	**(643,291)**
Total deferred income tax asset (liability), net	**(292,653)**	**242,200**	**13,065**	**(37,388)**	**267,825**	**(7,498)**	**222,939**

In the context of the Group's current structure, tax losses and current tax assets of the different companies may not be set off against current tax liabilities and taxable profits of other companies and, accordingly, taxes may accrue even where there is a net consolidated tax loss. Therefore, deferred tax asset of one entity of the Group is not offset against deferred tax liability of another entity.

On December 28, 2006 the Company signed Addendum to its Agreement dated December 23, 2004 on non-state pension program concluded with non-state pension fund "Telecom-Soyuz" (the Fund). According this Addendum the Company will make contributions to the individual accounts of its employees in the Fund. In accordance with the current tax legislation the Company intends to decrease its taxable profit by the amount of the contributions made to the Fund on individual accounts of its employees. Therefore, as of December 31, 2006 the Company recognized a deferred income tax asset in the amount of 369,738, which represents an expected decrease in the amount of income tax payments with respect to the settlement the Company's obligations under its corporate postretirement program.

32. Earnings per Share

Earnings per share are calculated by dividing the net income attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period, excluding the average number of ordinary shares purchased by the Company and held as treasury shares.

32. Earnings per Share (continued)

The Company has no dilutive potential ordinary shares; therefore, the diluted earnings per share equal basic earnings per share.

	2006	2005 as restated
Profit (loss) for the year attributable to equity holders of the parent	**1,832,188**	(1,432,833)
Weighted average number of ordinary shares outstanding (thousands) and other participating instruments (Note 19)	**2,103,760**	2,103,760
Basic and diluted profit (loss) per share attributable to equity holders of the parent, Russian Roubles	**0.871**	(0.681)

33. Dividends Declared and Proposed for Distribution

Dividends to shareholders are determined by the Board of Directors and declared and officially approved at the annual shareholders' meeting. Earnings available for dividends are determined in accordance with Federal Law "On Joint-Stock Companies" and are limited to profits reported in statutory financial statements prepared in accordance with Federal Law "On Accounting" and the Regulations on Accounting and Reporting in Russian Federation. Dividends are accrued in the year they are declared and approved.

Dividends declared in 2006 based on 2005 results:

Dividends on ordinary shares – 0.0674191 Roubles per share	106,388
Dividends on preference shares – 0.1270937 Roubles per share	66,850
Total	**173,238**

Dividends proposed by Board of Directors for approval on Annual shareholder's meeting subsequent to December 31, 2006 (Note 37):

Dividends on ordinary shares – 0.1999621 Rouble per share	315,542
Dividends on preference shares – 0.3893300 Rouble per share	204,785
Total	**520,327**

34. Contingencies, Commitments and Operating Risks

Operating Environment of the Company

Whilst there have been improvements in the Russian economic situation, such as an increase in gross domestic product and a reduced rate of inflation, Russia continues economic reforms and development of its legal, tax and regulatory frameworks as required by a market economy. The future stability of the Russian economy is largely dependent upon these reforms and developments and the effectiveness of economic, financial and monetary measures undertaken by the government.

Taxation

Russian tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management's interpretation of such legislation as applied to the transactions and activity of the Company may be challenged by the relevant regional and federal authorities. Recent events within the Russian Federation suggest that the tax authorities are taking a more assertive position in its interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged. As such, significant additional taxes, penalties and interest may be assessed. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years preceding the year of review. Under certain circumstances reviews may cover longer periods.

34. Contingencies, Commitments and Operating Risks (continued)

Taxation (continued)

As of 31 December 2006 management believes that its interpretation of the relevant legislation is appropriate and that the Company's tax, currency and customs positions will be sustained.

Tax Claim

On April 2006, the tax authorities completed their audit of the Company's taxes in 2002 and 2003 and delivered a tax assessment in the total amount of 2,355 mln roubles, including penalties of 955 mln roubles. The most significant part of the assessment relates to taxation of income on settlements between operators.

As of December 31, 2006 the management did not create a provision for unfavourable court decision, as it disagrees with the tax assessment and believes that it has sufficient arguments to successfully defend its position in court (Note 37).

Changes in Industry Legislation

New industry provisions under the Federal Law "On Communications" which came into force during 2006 had significant impact on Company's financial position and results of operations. These new industry pronouncements significantly changed the Company's relationships with interconnected operators and long-distance providers, including OJSC "Rostelecom". During 2006 the Company carried out a campaign of renegotiation of contracts with interconnected operators and long-distance providers. The purpose of contracts renegotiation was to bring the terms of interconnection contracts in compliance with the new industry regulations.

Due to the fact that the significant part of the new industry regulations became effective on January 1, 2006 the legal practice regarding application of these provisions is not yet developed. As a result, a disagreement in interpretations of the new provisions by the Company and by the regulator may possibly occur. The management believes that as of December 31, 2006 respective industry regulations are correctly interpreted by the Company and that existing uncertainty in interpretation of new industry provisions will not have a significant impact on the Company's financial position and results of operations in subsequent periods.

Operating Lease Obligations

Operating lease obligations under non-cancellable leases as of 31 December were as follows:

	2006	2005
Within one year	**311,284**	162,080
After one year but not more than five years	**80,214**	111,424
More than five years	**184,843**	191,906
Total	**576,341**	465,410

Insurance Coverage

During 2006 the Company did not maintain insurance coverage on a significant part of its property, plant and equipment, business interruption losses, or third party liability in respect of property or environmental damage arising from accidents relating to the Company's property or the Company's operations. Until the Company obtains adequate insurance coverage, there is a risk that losses resulting from destruction of certain assets could have a material adverse effect on the Company's operations and financial position.

34. Contingencies, Commitments and Operating Risks (continued)

Legal Proceedings

During the year, the Company was involved in a number of court proceedings (both as a plaintiff and a defendant) arising in the ordinary course of business. In the opinion of management, there are no current legal proceedings or other claims outstanding, which could have a material effect on the result of operations or financial position of the Company and which have not been accrued or disclosed in these consolidated financial statements.

Licenses

Substantially all of the Company's revenues are derived from operations conducted pursuant to licenses granted by the Ministry of Information Technologies and Communications of the Russian Federation. These licenses expire in various years ranging from 2007 to 2012. Suspension or termination of the Company's main licenses or any failure to renew any or all of these main licenses could have a material adverse effect on the financial position and operations of the Company.

The Company renewed these licensees on a regular basis in the past and believes that it will be able to renew licenses without additional costs in the normal course of business.

The Government of the Russian Federation is in process of liberalization of telecommunications market for which additional licenses for rendering telecommunication services has been granted to a number of alternative operators. It is possible that the Company's future results of operations and cash flows could be materially affected by the increased competition in a particular period but the effect can not be currently determined.

Guarantees

The Company guaranteed the credit line facilities provided by Sberbank to OJSC "RTC-Leasing", a lessor of telecommunication equipment. The total amount of loans guaranteed as of December 31, 2006 is 1,869,773 (2005: 2,812,210). As of December 31, 2006 the carrying value of such guarantees issued amounted to 46,892 (December 31, 2005: 72,694).

Contractual Commitments

As of December 31, 2006 and 2005 the Company had commitments for capital investments in modernization and expansion of its network in the amount of approximately 569,609 and 405,974, respectively.

As of December 31, 2006 and 2005 contractual commitments for acquisition of property, plant and equipment were 9,641 and 13,396, respectively.

35. Balances and Transactions with Related Parties

In accordance with IAS 24 "Related Party Disclosures", parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions. In considering each possible related party relationship, attention is directed to the substance of the relationship, not merely the legal form.

Related parties may enter into transactions which unrelated parties might not, and transactions between related parties may not be effected on the same terms, conditions and amounts as transactions between unrelated parties. The management considers that the Company has appropriate procedures in place to identify and properly disclose transactions with the related parties.

The nature of the related party relationships for those related parties with whom the Company entered into significant transactions or had significant balances outstanding at 31 December 2006 and 2005 are detailed below.

35. Balances and Transactions with Related Parties (continued)

Rendering Services

The Company rendered services to the following related parties during the year ended December 31:

Related Party	Relationship	Type of Sales	Price determination method	2006	2005
OJSC "Rostelecom"	Controlled by OJSC "Svyazinvest"	Services of traffic transmission	Calculated rates and tariffs, regulated by MAP	**5,558,884**	1,183,894
OJSC "Central Telegraph"	Controlled by OJSC "Svyazinvest"	Telecommunications Services	Arms' length terms	**24,787**	23,232
CJSC "CenterTelecom Service"	Associate Company	Telecommunications Services	Arms' length terms	**21,744**	11,435
OJSC "Kostromskaya gorodskaya telefonnaya set"	Controlled by OJSC "Svyazinvest"	Telecommunications Services	Arms' length terms	**6,847**	227
OJSC "Telecommunications Company Rinfotels"	Associate Company	Telecommunications Services	Arms' length terms	**6,202**	4,987

Purchases

During the year ended December 31 the following related parties rendered services to the Company:

Related party	Relationship	Type of Purchases	Price determination method	2006	2005
Non-commercial partnership "Center for Research of Problems in Development of Telecommunications"	Controlled by OJSC "Svyazinvest"	Membership fees, agent agreement	In accordance with agreement	**211,474**	215,706
OJSC "Rostelecom"	Controlled by OJSC "Svyazinvest"	Services of traffic transmission	Calculated rates and tariffs, regulated by MAP	**229,987**	3,116,236
OJSC "Svyazintech"	Controlled by OJSC "Svyazinvest"	Software acquisition and installation	Arms' length terms	**168,080**	18,411
CJSC "CenterTelecom Service"	Associate Company	Telecommunications Services	Arms' length terms	**127,946**	34,484
OJSC "Giprosvyaz"	Controlled by OJSC "Svyazinvest"	Telecommunications Services	Arms' length terms	**42,219**	32,178
OJSC "Kostromskaya gorodskaya telefonnaya set"	Controlled by OJSC "Svyazinvest"	Telecommunications Services	Arms' length terms	**25,318**	16,686
CJSC "Medexpress"	Controlled by OJSC "Svyazinvest"	Voluntary health insurance	Arms' length terms	**22,460**	17,773
NPF "Telecom Soyuz"	Controlled by OJSC "Svyazinvest"	Telecommunications Services	Arms' length terms	**20,000**	283,000
OJSC "MGTS"	Controlled by OJSC "Svyazinvest"	Telecommunications Services	Arms' length terms	**9,488**	11,027

35. Balances and Transactions with Related Parties (continued)

Accounts Receivable

Significant balances of accounts receivable from related parties were as follows as of December 31:

Related party	Relationship	Type of sales	2006	2005
OJSC "Rostelecom"	Controlled by OJSC "Svyazinvest"	Services on traffic transmission	**768,965**	429
Non-commercial partnership "Center for Research of Problems in Development of Telecommunications"	Controlled by OJSC "Svyazinvest"	Membership fees, agent agreement	**80,338**	105,513
OJSC "Svyazintech"	Controlled by OJSC "Svyazinvest"	Program products delivery and installation	**71,763**	193,391
CJSC "CentrTelecom Service"	Associate Company	Telecommunication services	**12,537**	1,281
OJSC "Central Telegraph"	Controlled by OJSC "Svyazinvest"	Telecommunication services	**8,073**	4,020

Accounts Payable

Significant balances of accounts payable to related parties were as follows as of December 31:

Related party	Relationship	Type of sales	2006	2005
OJSC "Rostelecom"	Controlled by OJSC "Svyazinvest"	Services on traffic transmission	**453,931**	190,533
CJSC "CentrTelecom Service"	Associate Company	Telecommunication services	**24,848**	7,778
OJSC "Giprosvyaz"	Controlled by OJSC "Svyazinvest"	Design works	**22,223**	–
CJSC "RusLeasingSvyaz"	Controlled by OJSC "Svyazinvest"	Equipment supply	**7,327**	20,276
OJSC "Kostromskaya gorodskaya telefonnaya set"	Controlled by OJSC "Svyazinvest"	Telecommunication services	**3,459**	57

Outstanding balances at the year-end are unsecured, interest free and the settlements occur in cash or mutual offset of the balances with the same customer or supplier. There have been no guaranties provided or received for any related party receivables or payables. For the year ended December 31, 2006, the Company has not made any provision for impairment of receivables relating to amounts owned by related parties (2005: 716). This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

OJSC "Svyazinvest"

The Company's parent entity - Svyazinvest - was wholly owned by the Russian Government until July 1997 when the Government sold 25% plus one share of the Charter Capital of Svyazinvest to the private sector.

The Government has and may be expected to continue to exercise significant influence over the operations of Svyazinvest and its subsidiary companies.

35. Balances and Transactions with Related Parties (continued)

OJSC "Svyazinvest" (continued)

The Government's influence is not confined to its share holdings in Svyazinvest. It has general authority to regulate tariffs. In addition, the Ministry of Information Technologies and Communications of the Russian Federation has control over the licensing of providers of telecommunications services.

In 2006 dividends were paid to OJSC "Svyazinvest" in the amount of 49,369 (2005: 45,894). In 2006 the Company accrued dividends to OJSC "Svyazinvest" in the amount of 53,926 (2005: 50,398).

OJSC "Rostelecom"

OJSC "Rostelecom", a majority owned subsidiary of OJSC "Svyazinvest", is the primary provider of domestic long distance and international telecommunications services in the Russian Federation. The annual revenues associated with OJSC "Rostelecom" relate to traffic transmission services provided by the Company to OJSC "Rostelecom" under the agreements on networks interconnection and to the fees received under the assistance agreement which combines elements of an agency agreement as well as of a service contract.

Starting January 1, 2006 the Company acts as an agent of OJSC "Rostelecom" and on behalf of OJSC "Rostelecom" collects its receivables from the subscribers and then invoices OJSC "Rostelecom" for the services rendered based on the amount of cash collected (agency fees are determined as the 6% of the amount collected). The Company also provides to OJSC "Rostelecom" following services under the assistance agreement:

- Subscriber orders' processing services for access to intercity and international telecommunications services provided through the direct and delay operations.
- Billing processing services for intercity and international telecommunications services.
- Preparation, formation and storage of the data and reports;
- Call center support in the name and on behalf of OJSC "Rostelecom".
- Claims administration, documents delivery.

Transactions undertaken by the Company with OJSC "Rostelecom" and reported in the accompanying consolidated financial statements as of December 31, 2006 and 2005 and for the years then ended are as following:

	2006	2005
Expenses on traffic transmission and rent of channels	**(229,985)**	(3,116,236)
Revenue received on interconnection services	**4,240,634**	1,183,894
Fees on assistance services	**1,318,250**	–
Accounts payable as of December 31	**(453,931)**	(190,533)
Accounts receivable as of December 31	**768,965**	1,145
Provision for impairment of receivables as of December 31	–	(716)

All payables to and receivables from Rostelecom are current.

35. Balances and Transactions with Related Parties (continued)

Transactions with Government Organizations

Government organizations are a significant element in the Company's customer base (Note 26) purchasing services both directly through numerous authorities and indirectly through their affiliates. Certain entities financed by the state budget are users of the Company's network. These entities are generally charged lower tariffs as approved by the Federal Antimonopoly Agency than those charged to other customers. In addition, the Government may by law require the Company to provide certain services to the Government in connection with national security and the detection of crime.

As of December 31, 2006 and 2005, significant transactions between the Company, the Government and entities controlled by the Government were as follows:

	December 31, 2006		2006	
Operations	**Accounts receivable**	**Accounts payable**	**Revenue**	**Expenses**
Telecom services (organizations under state control)	**87,397**	**37,603**	**1,304,064**	**24,833**
Telecom services (budget organizations)	**143,854**	**–**	**2,160,435**	–
Telecom services (tariff compensation from the state budget)	**608,060**	**–**	**664**	**–**
Interconnection and traffic transmission	**5,352**	**1,485**	**67,546**	**18,068**
Other telecommunications services	**701**	**15**	**26,103**	**237**
Other revenues	**17,801**	**121**	**48,172**	**–**
Electricity and heating	**18,443**	**6,750**	**–**	**618,460**
Rent expenses	**1,854**	**9,333**	**–**	**161,789**
Other expenses	**11,394**	**46,805**	**–**	**517,663**
Loans and borrowings	**–**	**862,698**	**–**	**–**
Interest accrued	**–**	**214**	**9,181**	**652,195**

	December 31, 2005		2005	
Operations	**Accounts receivable**	**Accounts payable**	***Revenue***	***Expenses***
Telecom services (organizations under state control)	90,910	35,471	1,289,867	23,899
Telecom services (budget organizations)	158,223	–	2,067,758	–
Telecom services (tariff compensation from the state budget)	1,829,745	–	3,638	–
Interconnection and traffic transmission	7,103	833	43,726	16,797
Other telecommunications services	1,279	439	19,549	45
Other revenues	9,837	184	66,174	121
Electricity and heating	10,401	8,196	–	551,961
Rent expenses	2,107	1,311	–	124,566
Other expenses	19,713	24,435	–	478,566
Loans and borrowings	–	8,508,438	–	–
Interest accrued	–	364,003	1,744	630,903

35. Balances and Transactions with Related Parties (continued)

Transactions with Government Organizations (continued)

Government subscribers accounted for approximately 25.86% of gross trade accounts receivable as of December 31, 2006 (2005: 52.27%). Amounts outstanding from government subscribers as of December 31, 2006 amounted to 894,856 (2005: 2,129,318) and included tariff compensation due from the state budget. During 2006 these receivables were partially repaid in amount of 1,022,318 (Note 14).

Non-Commercial Partnership "Centre for Research of Problems in Development of Telecommunications"

The non-commercial partnership "Centre for Research of the Problems in Development of Telecommunications" (hereinafter "the Partnership") is an entity controlled by OJSC "Svyazinvest" through its subsidiaries. The Company has an agreement with the Partnership under which it provides funding for industry research and administrative activities on behalf of the Company and of other subsidiaries and associates of OJSC "Svyazinvest". Payments to the Partnership are included in other operating expenses in the accompanying Consolidated Income Statement for the year ended December 31, 2006 and amounted to 185,624 (2005: 215,801) (Note 27).

NPF Telecom-Soyuz

In 2006 the Company signed an addendum to the agreement with NPF Telecom-Soyuz on the non-state pension plan (Note 24). OJSC "Svyazinvest" holds the majority in the Board of Directors of NPF Telecom-Soyuz ("the Fund"). In 2006 payments from the Company to the Fund amounted to 20,000 (2005: 283,000).

OJSC "Svyazintech"

OJSC "Svyazintech" is an entity OJSC "Svyazinvest" controls through its subsidiaries. The Company has several agreements with the OJSC "Svyazintech" under which the latter provides installation services and technical support of Amdocs Billing Suite and Oracle E-Business Suite implementations (Note 7).

Transactions undertaken by the Company with OJSC "Svyazintech" and reported in the accompanying consolidated financial statements as of December 31, 2006 and 2005 and for the years then ended are as following:

	2006	2005
Installation services received during the period	**168,080**	18,411
Accounts payable as of December 31	**–**	1,566
Advances paid to as of December 31	**71,763**	193,391

Compensation to Key Management Personnel

Key management personnel comprise members of the Management Board and the Board of Directors of the Company totaling 27 persons as of December 31, 2006 (2005: 27). Total compensation to key management personnel is included in other operating expenses in the Consolidated Income Statement and amounted to 64,889 for the year ended December 31, 2006 (2005: 51,806). Compensation to the members of the Board of directors, members of the Executive Committee and members of Internal Inspection Committee consists of the following:

	2006	2005
Short-term employee benefits	**64,859**	51,755
Dividends paid	**30**	51
Total	**64,889**	51,806

36. Financial Instruments

The Company's principal financial instruments comprise bank loans and overdrafts, bonds issued, financial leases, promissory notes and cash and cash equivalents. The main purpose of these financial instruments is to raise finance for the Company's operations. The Company has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

The main risks arising from the Company's financial instruments are foreign exchange risk, interest rate risk, credit risk and liquidity risk.

Foreign Exchange Risk

Foreign exchange risk is the risk that fluctuations in exchange rates will adversely affect items in the Company's Consolidated Income Statement, balance sheet and/or cash flows. Foreign currency denominated assets and liabilities (Notes 20, 21, 22) give rise to foreign exchange risk exposure.

The Company does not have formal arrangements to mitigate foreign exchange risks of the Company's operations.

As a rule, the Company faces foreign exchange risk with regard to liabilities stated in a foreign currency. As of December 31, 2006 Company's liabilities in foreign currency were 3,555,704 (2005: 1,420,723), including liabilities denominated in US dollars 3,070,594 (2005: 613,322) and Euro 485,110 (2005: 807,401).

For the period from January 1, 2006 to December 31, 2006 exchange rate of the Russian Rouble to US Dollar increased by approximately 8.5% and exchange rate of the Russian Rouble to Euro decreased by approximately 1.5%.

Interest Rate Risk

Interest rate risk is the risk that changes in market interest rates may negatively impact the Company's financial results. The Company is exposed to interest rate risk through market value fluctuations of interest-bearing long-term borrowings. The majority of interest rates on long-term borrowings are fixed.

36. Financial Instruments (continued)

Interest Rate Risk (continued)

The following table presents the carrying amount by maturity of the Company's financial instruments that are exposed to interest rate risk as of December 31, 2006 and 2005:

	< 1 year	1–5 years	> 5 years	Total
As of December 31,2006:				
Fixed rate:				
Short-term obligations	**774,703**	–	–	**774,703**
Long-term obligations	**3,249,054**	**15,977,883**	**13,960**	**19,240,897**
Finance lease obligations	**1,136,973**	**1,395,583**	–	**2,532,556**
Loans given	**12,623**	**8,059**	–	**20,682**
Short-term deposits	**360,073**	–	–	**360,073**
As of December 31,2005:	**< 1 year**	**1–5 years**	**> 5 years**	**Total**
Fixed rate:				
Short-term obligations	2,187,477	–	–	2,187,477
Long-term obligations	12,157,505	6,741,599	73,110	18,972,214
Finance lease obligations	718,676	1,515,887	–	2,234,563
Loans given	11,013	20,034	–	31,047
Short-term deposits	2,200	–	–	2,200
Floating rate:				
Short-term obligations	77,233	–	–	77,233
Long-term obligations	386,292	9,820	–	396,112

Interest on financial instruments classified as fixed rate is fixed until maturity of the instrument. The other financial instruments of the Company that are not included into the above tables are non-interest bearing and are therefore not subject to interest rate risk.

The Company has no other significant interest-bearing assets, except the assets stated in the table above.

Credit Risk

Credit risk is the risk that a counter-party will fail to discharge an obligation and cause the Company to incur a financial loss.

Financial assets, which potentially subject the Company to credit risk, consist principally of trade receivables. The carrying amount of accounts receivable, net of provision for impairment of receivables, represents the maximum amount exposed to credit risk. The Company has no significant concentrations of credit risk due to significance of the client base and regular monitoring procedures over customers' and other debtors' ability to pay debts. A part of accounts receivable is represented by debts of state and other non-commercial organizations. Recovery of these debts is influenced by political and economic factors, however, management believes that as of December 31, 2006 there is no significant risk of loss to the Company beyond the provision already recorded.

The Company places cash on bank accounts in a number of Russian commercial financial institutions. Insurance of bank accounts is not provided by financial institutions operating in Russia. To manage credit risk the Company places cash in different financial institutions, and the Company's management analyzes risk of default of these financial institutions on a regular basis.

36. Financial Instruments (continued)

Liquidity Risk

The Company monitors its risk of a shortage of funds using a recurring liquidity planning tool. This tool considers the maturity of both its financial investments and financial assets (e.g. accounts receivables, other financial assets) and projected cash flows from operations. The Company's objective is to maintain a balance between continuity of funding and flexibility through the use of bank overdrafts, bank loans, bonds, finance leases. 33% of the Company's debt will mature in less than one year at December 31, 2006 (2005: 63%) based on the balances reflected in the financial statements.

Fair Values of Financial Instruments

Set out below is the comparison by category of carrying amounts and fair values of all of the Company's financial instruments:

	2006		2005, as restated	
Financial instruments	**Carrying amount**	**Fair value**	**Carrying amount**	**Fair value**
Financial Assets				
Long-term investments	**1,118,391**	**1,118,391**	25,784	25,784
Long-term accounts receivable and other assets	**150,175**	**150,175**	221,383	221,383
Accounts receivable	**2,454,776**	**2,454,776**	1,860,794	1,860,794
Short term investments	**871,970**	**871,970**	9,580	9,580
Cash and cash equivalents	**1,245,219**	**1,245,219**	974,361	974,361
Total	**5,840,531**	**5,840,531**	**3,091,902**	**3,091,902**
Financial Liabilities				
Bank loans, promissory notes issued, other borrowings	**11,118,025**	**11,118,025**	13,695,301	13,695,301
Bonds and interest accrued on bonds	**8,897,575**	**11,030,089**	7,937,735	10,207,530
Finance lease obligations	**2,532,556**	**2,532,556**	2,234,563	2,234,563
Accounts payable and accrued expenses	**4,510,002**	**4,510,003**	2,402,660	2,402,660
Total	**27,058,158**	**29,190,673**	26,270,259	28,540,054

Fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction (except for forced sale or liquidation). Market prices are considered to be the best evidence of fair value.

Fair values of cash and cash equivalents, trade and other receivables and trade and other payables approximate their carrying amounts due to their short maturity.

37. Events After the Balance Sheet Date

Dividends

The amount of annual dividend per share will be approved by general shareholders' meeting on June 18, 2007. The amount of dividend per share proposed by Board of Directors is 0.1999621 rubles per one ordinary share and 0.3893300 rubles per preferred stock (2005: 0.0674191 rubles and 0.1270937 rubles, respectively). After approval by the general shareholders' meeting dividends payable will be recognized in financial statements for the year 2007.

Changes in Settlements with OJSC "Rostelecom" in 2007

From January 1, 2007, the Company's interconnection with OJSC "Rostelecom" network, has changed as stipulated by interconnection agreement. After this date, OJSC "Rostelecom" connects to the Company's telecommunication network at the zonal level. As a result of this change, the Company expects additional revenue on connection services (both lump sum and monthly payments).

In 2007 the Company plans to shift to billing on a per second basis in accordance with interconnection agreement, which, according to estimates of the Company's management, will result in a decrease in revenue from traffic transmission services by more than 10%.

Federal Law #119-FZ dated July 22, 2005 introduced amendments to the Chapter 21 of the Tax Code effective January 1, 2007. According to these amendments, new rules of VAT offset for non-cash settlements (including settlements using mutual offsets) were introduced, in particular, VAT may be offset only after actual payments of the tax to supplier. As a result, starting January 1, 2007 settlements between OJSC "Rostelecom" and the Company will be performed in cash without the offset of mutual payables and receivables.

New Provisions of the Federal Law on Communication

Federal Law #14-FZ dated February 9, 2007 introduced amendments to Federal Law #126-FZ "On Telecommunications" dated July 7, 2003. The amendments are effective July, 2007 and comprise the following:

- Mandatory assessment of the conformity of the operator's communication network to the industry requirements. Such assessment shall be made in the form of an expert examination in accordance with the rules established by the Government of the Russian Federation.

- Registration of operator's communication networks as a part of a public-use communication network in accordance with rules established by the Government of the Russian Federation.

Communication networks put in operation before the date when these provisions of the Federal Law "On Communications" came into force have to be registered in accordance with the requirements of these provisions by January 1, 2010.

The Company can not reliably measure the effects of these changes on the financial position and results of operations of the Company as the procedures of the mandatory expertise and registration of the networks has not yet been elaborated and approved by the Government of Russian Federation.

37. Events after the Balance Sheet Date (continued)

Tariffs for Telecommunication Services

Order # 261-s/2 of the Federal Tariff Service of Russia, dated November 14, 2006, "Approval of Tariffs for Local, Intrazone Telecommunication Services and Compensatory Allowance to Price on Local and Zonal Call Initiation Services Provided by CenterTelecom OJSC and Telecoms Operators in the Territory of Bryansk, Vladimir, Ivanovo, Kaluga, Kostroma, Moscow, Orel, Ryazan, Smolensk, Tver, Tula, Yaroslavl, Belgorod, Voronezh, Kursk, Lipetsk and Tambov Regions" approved and introduced tariffs on local and intrazone telephone communication services, as well as the compensatory allowance to the tariff for local and zonal call initiation services in the amount of 0.50 roubles per minute effective February 01, 2007.

Monthly payment for local telephone communication services will be comprised of mandatory payments for "Provision of subscriber's line for permanent use" and "Provision of local telephone connection" services (under one of the payment schemes selected).

In accordance with this Order the Company should introduce following tariff plans effective February 1, 2007:

- For subscribers - individuals: three obligatory tariff plans (with time-based, fixed and combined fees);
- For subscribers – legal entities: one obligatory tariff plan (with time-based fee).

Tariff plan under fixed fee terms is primarily aimed at subscribers that make many calls. This tariff plan provides to subscribers unlimited volume of minutes per month for a fixed monthly fee.

Tariff plan with time-based fee stipulates payments for each minute of calls. Calls with duration of less than 6 seconds are not billed.

The tariff plan with combined fee defines a limited monthly number of minutes provided for a fixed payment and the excess of the subscriber's calls over monthly limit is billed at a reduced price per minute.

Tax claim of Interregional Inspectorate No.7 of the Federal Tax Service of the Russian Federation for large taxpayers on the basis of the results of field tax review

In April 2006, the tax authorities completed their audit of the Company's taxes in 2002 and 2003 and delivered a tax assessment in the total amount of 2,355 mln roubles including penalties of 955 mln roubles. The most significant part of the assessment relates to taxation of income on settlements between operators (Note 34).

On February 27, 2007 Arbitrary Court of Moscow region made a decision in favor of the Company. Tax Authorities appealed this decision at court. Respective court hearings are to be held on July 03, 2007.

Field tax audit of the Company's Activities in 2004-2006

In February 2007 the Tax Authorities has started an audit of the Company's taxes for the years 2004, 2005 and 2006.

37. Events after the Balance Sheet Date (continued)

Field tax audit of the Company's Activities in 2004-2006 (continued)

The tax audit has not been completed as of the date when these financial statements were authorized. There is a possibility that tax authorities will find the tax position of the Company as being insufficiently substantiated. The management is unable to assess the amounts of potential claims that may be brought as a result of this tax audit. However, the management believes that the Company has sufficient grounds to defend its tax position.

Universal Telecommunication Services

In March 2007 the Company won the tenders of Federal Communication Agency for the right to render universal telecommunication services be means of payphones in the territory of Ivanovo, Kostroma and Yaroslavl regions.

According to tender terms, during 2007 the Company is to install payphones for rendering universal services in the territory of 6 urban districts and 21 metropolitan areas in Ivanovo region, 6 urban districts and 24 metropolitan areas in Kostroma region, and also in 3 urban districts and 17 metropolitan areas in Yaroslavl region. Tariff for local calls in Ivanovo region is set at 0.47 roubles per minute, in Kostroma and Yaroslavl regions – 0.42 roubles per minute.

In May 2007 the Company won the tender of Federal Communication Agency for the right to render universal telecommunication services by means of payphones in the territory of Kaluga and Moscow regions.

According to tender terms, during 2007 the Company is to install payphones for rendering universal services in the territory of 2 urban districts and 24 metropolitan areas in Kaluga region, and also in 36 urban districts and 36 metropolitan areas in Moscow region. Tariff for local calls in Kaluga region is set at 0.42 roubles per minute, in Moscow region – 0.6 roubles per minute.

In June 2007 the Company won the tenders of Federal Communication Agency for the right to render universal telecommunication services be means of payphones in the territory of Vladimir, Ryazan and Tambov regions.

According to tender terms, during 2007 the Company is to install payphones for rendering universal services in the territory of 5 urban districts and 16 metropolitan areas in Vladimir region, 4 urban districts and 25 metropolitan areas in Ryazan region, and also in 7 urban districts and 23 metropolitan areas in Tambov region. Tariff for local calls in Vladimir, Ryazan and Tambov regions is set at 1.12 roubles per minute.

Capital expenditures planned to be incurred in order to get ready for rendering universal telecommunication services amount to 1,430,845.

Promissory Notes Issued

In January 2007 the Company entered into promissory notes agreement with OJSC "RTK-Broker" for the amount of 167,523. Nominal amount of promissory notes issued is 175,000. These promissory notes mature on July 10, 2007.

37. Events after the Balance Sheet Date (continued)

Open tender on Borrowings

On April 04, 2007 in accordance with Federal Law dated July 26, 2006 #135-FZ "On competition protection" the Company held an open tender for a revolving credit line in the amount of 3 bln roubles for 2 year period.

In accordance with the decision of the Tender Committee dated April 06, 2007, OJSC "Sberbank" has won the tender. Interest rate was set at 7.9% p.a. Loan agreement was approved by Board of Directors on April 20, 2007.

Open Tender on Finance Lease

On March 13, 2007 in accordance with Federal Law dated July 26, 2006 #135-FZ "On competition protection" the Company announced an open tender for finance lease of equipment for universal services and broad-band access.

In accordance with the decision of the Tender Committee dated April 23, 2007, OJSC "RTK-leasing" has won the tender. Interest rate was set at- 8.59% p.a. Lease agreement was approved by Board of Directors on May 22, 2007.

END